As filed with the Securities and Exchange Commission on July 17, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

The Midland Company

(Exact name of Registrant as specified in its Charter)

Ohio	31-0742526
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

7000 Midland Boulevard

Amelia, Ohio 45102-2607
(513) 943-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John I. Von Lehman

The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607
Telephone: (513) 943-7100
Facsimile: (513) 943-7111
(Name, address, including zip code, telephone and facsimile numbers, including area code, of agent for service)

Copies to:

Paul V. Muething, Esq. Keating, Muething & Klekamp, P.L.L. 1400 Provident Tower One East Fourth Street Cincinnati, Ohio 45202 Telephone: (513) 579-6517 Facsimile: (513) 579-6457	Frank M. Conner, III, Esq. Alston & Bird LLP 601 Pennsylvania Avenue, N.W. North Building, 11th Floor Washington, D.C. 20004-2601 Telephone: (202) 756-3303 Facsimile: (202) 756-3333

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Shares to be	Amount to	Offering Price	Aggregate Offering	Registration
Registered	Be Registered	per Share	Price (1)	Fee

Common Stock, without par value	2,750,000 shares	$23.59	$64,872,500	$5,969

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on July 16, 2002 solely for the purpose of calculating the registration fee and adjusted to reflect the two for one stock split effective July 17, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2002

2,450,000 Shares

The Midland Company

Common Stock

         The Midland Company is selling 2,000,000 shares of its common stock and the selling shareholders named in this prospectus are selling 450,000 shares. We will not receive any proceeds from the sale of shares by the selling shareholders.

      Our common stock currently trades on the Nasdaq National Market under the symbol “MLAN.” On July 16, 2002, the closing price of our common stock on the Nasdaq National Market was $23.65 (on a post split basis) per share.

      Investing in the common stock involves certain risks. See the section of this prospectus entitled “Risk Factors” beginning on page 8.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Midland (before expenses)	$	$
Proceeds to selling shareholders (before expenses)	$	$

      The underwriters have an option to purchase up to 300,000 additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments of shares.

      Delivery of the shares of common stock will be made on or about                                  , 2002.

McDonald Investments Inc.

Cochran, Caronia & Co.

SunTrust Robinson Humphrey

The date of this prospectus is                       , 2002

Specialized Product Focus
(Percentage of Gross Written Premium)

2001 Gross Written Premium: $600MM

Manufactured homes	56.1%
Motorcycle	6.6%
Site-built dwelling	6.2%
Collateral protection	3.9%
Mortgage fire	3.3%
Watercraft	3.1%
Recreational vehicle	2.6%
Extended service contracts	2.1%
Long-haul truck	2.0%
Commercial property	1.5%
Snowmobile	0.8%
Other	0.8%
Discontinued lines	3.6%
Credit life	7.4%

Balanced Distribution
(Percentage of Gross Written Premium)

Agency	30.8%
Lender	27.3%
Point of sale	22.3%
Financial services	13.9%
Strategic alliances	3.0%
All other	2.7%

Premium Growth
(Gross Written Premium)
dollars in millions

$600
$500
$400
$300
$200
$100
10-Year CAGR: 15.4%
$170
$221
$286
$389
$399
$434
$458
$493
$541
$600
92 93 94 95 96 97 98 99 00 01

Underwriting Profitability
Combined Ratio (%)
Property & Casualty - Statutory

120.0
110.0
100.0
90.0
80.0
10-Year Averages:
MLAN: 95.9%
Industry [1]: 108.5%
92 93 94 95 96 97 98 99 00 01

Note: 1 Based on A.M. Best Company annual data

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
LIQUIDITY, CAPITAL RESOURCES AND CHANGES IN FINANCIAL CONDITION
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II
Exhibit 5
Exhibit 15
Exhibit 23.1

Prospectus Summary	1
Risk Factors	8
Forward-Looking Statements	17
Use of Proceeds	18
Price Range of Common Stock and Dividends	19
Capitalization	20
Selected Consolidated Financial Data	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Business	42
Management	57
Principal and Selling Shareholders	60
Description of Capital Stock	62
Underwriting	65
Legal Matters	68
Experts	68
Where You Can Find More Information	68

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      In this prospectus, when we refer to “Midland,” “we” or “our,” unless the context requires otherwise, we are referring to The Midland Company and all of its subsidiaries. When we refer to “American Modern,” we are referring to our subsidiary, American Modern Insurance Group, Inc., and its subsidiaries. American Modern is the holding company for our insurance operations. When we refer to “M/ G Transport,” we are referring to our two transportation subsidiaries, M/ G Transport Services, Inc. and MGT Services Inc.

      Unless otherwise indicated, all information presented in this prospectus has been prepared based on generally accepted accounting principles applicable in the United States of America and assumes that the underwriters’ over-allotment option is not exercised. All financial information set forth herein reflects a two-for-one common stock split to holders of record on July 8, 2002 effective July 17, 2002. Our previous stock split was a three-for-one stock split in May of 1998.

PROSPECTUS SUMMARY

       This summary highlights some of the information contained in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

Our Company

       The Midland Company is a highly focused provider of specialty property and casualty insurance products and services. We are a leading provider of insurance products and services to the manufactured housing market and also provide insurance products for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles and credit life and related products. We market our insurance products and services throughout the United States utilizing multiple distribution channels, including insurance agents, lenders, manufacturers, retailers, financial institutions and strategic alliance partners. Our fee-based operations provide fee revenue and generate significant incremental insurance premium.

      Our insurance operations, conducted through the American Modern Insurance Group, accounted for 94% of our 2001 revenues. American Modern is licensed to write insurance in all 50 states and the District of Columbia. A.M. Best Company, an independent company which rates the financial strength of insurance companies, has assigned American Modern’s property and casualty subsidiaries a group rating of “A+ (Superior).” Our transportation operations, M/ G Transport, generated the remaining 6% of our 2001 revenue. M/ G Transport operates a fleet of barges on the lower Mississippi river and its tributaries to transport commodity dry cargos.

      We have experienced consistent growth throughout the past decade. American Modern’s gross written premium increased to $600.2 million in 2001 from $143.7 million in 1991, representing a compound annual growth rate of 15.4%. We have reported record operating earnings (net earnings excluding capital gains/losses and the effects of any changes in accounting principles) in four of the last five years, as well as for both of the first two quarters of 2002. For the year ended December 31, 2001, we had total revenue of $586.5 million, operating earnings of $25.9 million and net income of $27.2 million. For the six months ended June 30, 2002, we had total revenue of $308.3 million, operating earnings of $16.1 million and net income of $13.8 million. As of June 30, 2002, we had total assets of $1.1 billion and shareholders’ equity of $304.1 million.

      To support our operating principles and growth strategies, we have built a management team with extensive experience in the insurance industry. Our 13 senior executives average approximately 20 years each in the insurance industry.

Key Operating Principles

       We attribute American Modern’s consistent financial performance to the execution of, and commitment to, the following seven key operating principles:

      Focus on Specialized Products. American Modern targets specialized insurance market segments where other insurance carriers are generally less focused and where American Modern believes its expertise in the evaluation, pricing and servicing of specialized risks provides it with a competitive advantage. American Modern has traditionally focused on providing insurance products that are characterized by higher claim frequency and lower per claim costs than more conventional products (“high frequency/low severity”). American Modern’s largest product line is insurance for the manufactured housing market. However, over the past 10 years, American Modern has reduced its dependency on the manufactured housing market by leveraging its knowledge of specialty insurance to introduce additional niche products. As a percentage of gross written premium, manufactured housing has decreased to 56.1% in 2001 from 65.8% in 1991. American Modern’s other specialty insurance products include coverage for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles, physical damages on long-haul trucks, extended service contracts and credit life and related products as well as collateral protection and mortgage fire products sold to financial institutions and their customers.

      Multiple Distribution Channels. American Modern uses multiple channels of distribution to market its specialty insurance products. This enables American Modern to segment its markets and design products targeted to selected risk classes within each market, thereby more effectively diversifying its risk exposure. Two key components of American Modern’s distribution strategy include a continued focus on the agency channel and positioning its products as part of the original purchase or financing transaction with lenders, manufacturers and retailers. American Modern primarily markets its products and services through the following five distribution channels:

•	Insurance Agencies. Retail, wholesale and specialty insurance agents.

•	Lenders. Finance companies and banks that sell insurance products as part of the lending process.

•	Point of Sale. Manufactured housing dealers, vertically integrated manufacturers and specialty agents that offer insurance to purchasers at the time of sale.

•	Financial Services. Banks and credit unions that arrange the purchase of insurance products on behalf of the borrower to insure the lender’s collateral. Additionally, we offer credit life and accident and health insurance that provides payoff, or payments towards, an insured’s outstanding balance.

•	Strategic Alliances. Standard multi-line insurance companies that draw upon American Modern’s specialty product expertise to help meet the insurance needs of their policyholders.

      Leverage Multiple Company Structure Across Distribution Channels. American Modern owns six property and casualty companies, two life companies, three agencies and three service companies. This multiple company structure provides it with the flexibility to tailor product offerings to policyholders or business partners through a variety of distribution channels. We believe that the product diversity and pricing flexibility achieved through this structure gives American Modern a competitive advantage in the specialty insurance markets.

      Consistent Underwriting Profit. American Modern has a highly disciplined approach to underwriting based on its years of experience in specialty insurance. American Modern’s focus on the specialty product niches it serves has enabled it to develop analytical tools and pricing models designed to enhance its profitability. These tools, combined with American Modern’s experience, provide the basis for American Modern to design and price products with the goal of achieving a consistent underwriting profit. American Modern reviews the pricing of its products regularly to ensure pricing is consistent with targeted profitability levels. American Modern’s underwriting expertise has significantly contributed to its 95.9% average statutory combined ratio over the past 10 years, compared to the industry average of 108.5%, as calculated using A.M. Best Company annual data.

      Expert Claims Management. American Modern has invested substantial resources in its claims management infrastructure and in the training and development of its staff adjusters to provide policyholders with timely and accurate claims processing. American Modern currently employs over 250 full-time employees in its claims department, including more than 145 field claims adjusters located strategically throughout the United States. American Modern believes that the use of its in-house claims staff results in greater customer satisfaction and improved underwriting results, compared to companies that rely upon independent adjusters who are unfamiliar with the specialized products they underwrite. In 2001, in excess of 85% of American Modern’s claims were settled by its internal claims staff, with more than 84% of all claims settled within 30 days of notification and many paid upon the initial claim review. American Modern’s disciplined approach to the claims process has been a key contributor to the success of recent product diversification efforts.

      Reduce Earnings Volatility via Risk Management. American Modern employs a variety of techniques to monitor and manage its exposure to weather-related catastrophe losses. American Modern believes it is an industry leader in using sophisticated modeling software to monitor its exposure on a zip code, county, state, regional and national basis. These techniques allow American Modern to manage its geographic concentration within high risk areas, such as coastal and adjacent counties. As an example, although Florida has the largest number of manufactured homes in the United States, American Modern has chosen to limit its exposure such that the state represented less than 4% of American Modern’s gross written premium in 2001. In addition, American Modern manages its reinsurance programs to reduce exposure on large individual risks and to minimize the effect of catastrophe losses. Catastrophe reinsurance serves to mitigate American Modern’s exposure to significant aggregate losses arising from a single event, such as a hurricane, earthquake, windstorm, hailstorm, tornado, flood or other extraordinary occurrences.

      Strategically Deploy Technology. American Modern is investing in information technology as part of a carefully planned strategy to ensure that its company-wide infrastructure is among the most advanced within the specialty insurance industry. American Modern’s relatively low average premium per policy requires that it be able to handle large volumes of transactions in a highly efficient manner. Through its modernLINKTM web-enablement initiative, American Modern seeks to more efficiently meet the needs of its business partners and policyholders by providing self-service opportunities over the Internet.

Growth Strategies

       Our seven key operating principles support multi-faceted growth strategies designed to achieve our financial goals, which include 12% annual growth in revenue and earnings per share.

      Organic Growth. We believe the current market environment provides significant opportunities for American Modern to leverage its product expertise and geographic breadth in order to expand its premium volume in its core product lines. These opportunities include:

•	Rate Increases. During the past 12 months, American Modern filed for rate increases for its manufactured housing products in most states. The majority of these increases, which have averaged in excess of 10%, were approved as of June 30, 2002 and will be reflected in increased earned premium over the next 12 to 24 months. Also over the past 12 months, American Modern has been approved for, and is implementing, rate increases in other major product lines. Throughout the past 10 years, American Modern has been able to implement periodic rate increases.

•	Enhanced Market Share. We believe that American Modern has significant opportunities to enhance its market share and strategically introduce new product lines in the specialty insurance business by leveraging its strong relationships with agents, vertically integrated manufacturers, dealers and other business partners. Examples include:

—	Agency Conversions. American Modern targets agencies that generate a high volume of premium for competitors whose products are similar to those written by American Modern. American Modern attempts to convert these agencies to write policies through American Modern. To facilitate this process, American Modern has an agency conversion department with 12 employees. Agency conversions that occurred over the last 18 months have contributed approximately $30 million to American Modern’s annualized premium volume and have yielded approximately 80,000 new policyholders for American Modern.

—	Fifth Third Bancorp. On June 10, 2002, American Modern announced an agreement with Fifth Third Bancorp to track insurance coverage via Ameritrac® to ensure that loan collateral is properly insured on items such as automobiles, travel trailers and boats for which Fifth Third is the primary lender.

      Policyholder Retention. American Modern is focused on a number of strategies to retain and broaden its relationship with current policyholders. For example, American Modern continues to improve its targeted communications to existing policyholders, expand the use of electronic payment systems for customer convenience and provide web-based capabilities that enable its policyholders to conveniently access information about their insurance policies and billing status.

      Strategic Alliances. American Modern is proactively establishing relationships with standard multi-line insurance companies where its specialty product expertise can assist such standard carriers in meeting the needs of their policyholders:

•	American Express Property Casualty. On October 8, 2001, we announced an agreement with several insurance agency subsidiaries of American Express to offer American Modern’s manufactured housing, recreational vehicle, site-built dwelling and watercraft insurance products to their current policyholders.

•	Amica Mutual. On June 26, 2001, we announced an agreement with Amica Mutual Insurance Company, a leading provider of home, life, auto, boat and yacht and personal excess liability insurance, to offer American Modern’s manufactured housing and watercraft insurance products to Amica’s policyholders.

•	GEICO. Since 1999, American Modern has offered manufactured housing, recreational vehicle, site-built dwelling and watercraft insurance products to GEICO’s policyholders.

      Strategic Acquisitions. American Modern regularly evaluates acquisition opportunities of companies and selected books of business and pursues acquisitions that will allow it to leverage its core competencies and expand its product offerings and distribution channels. American Modern’s disciplined approach to evaluating acquisition opportunities has recently resulted in successful acquisition activity. For example, in August 2000, American Modern acquired the operations and renewal rights of all of the motorcycle, watercraft and snowmobile insurance underwritten by GuideOne Specialty Mutual Insurance Company. American Modern’s motorsports book of business (motorcycle, snowmobile and watercraft) has grown from less than 4% of gross written premium volume in 1999 to over 10% of its gross written premium volume in 2001.

      Fee Income Opportunities. We look for opportunities to generate non-risk based fee income as we provide services to business partners and pursue internal growth. For example, Ameritrac®, our collateral tracking business, generated fee income and also generated approximately $73 million of insurance premium in 2001.

Recent Industry Trends

       Homeowners Market. The market for homeowners’ insurance has recently experienced disruption as many of the industry’s leading personal line carriers have elected to significantly raise rates and, in some cases, reduce or withdraw from offering homeowners’ insurance policies in selected markets. This development has led to reduced competition and improved pricing conditions within the homeowners’ market and has created attractive new opportunities for specialty insurance carriers. American Modern believes the current market conditions create an enhanced opportunity for it to leverage its product expertise and distribution infrastructure to grow its premium volume. For example, American Modern’s site-built dwelling insurance products are designed for lower-valued homes, which standard insurance carriers do not typically target.

      Manufactured Housing Industry. During 2000 and 2001, the manufactured housing industry experienced decreases in unit shipments in excess of 20% per year. These decreases were due primarily to tightened lending requirements. In 2001, American Modern’s manufactured housing premium volume experienced a less than 1% decline compared to 2000 levels, while the manufactured housing industry experienced approximately a 23% decline in unit shipments for the same period. For the first six months of 2002, American Modern’s manufactured housing premium volume was approximately 12% less than in the same period of 2001, primarily as a result of American Modern’s decision to terminate unprofitable business. Despite the recent performance of the manufactured housing market, we believe American Modern remains well-positioned in this market, which has represented one out of every five new single family dwellings during the past 10 years.

Selling Shareholders

       We were founded in 1938 by the late J. Page Hayden and H.R. LaBar. Since that time, members of the Hayden and LaBar families have been actively involved in the management of our operations. Members of the Hayden and LaBar families along with Michael J. Conaton, our former president, beneficially own 60.3% of our common stock before the offering and will beneficially own 51.8% of the common stock after the offering. Members of the Hayden and LaBar families, along with a trust affiliated with Mr. Conaton, will sell 450,000 shares of our common stock through the offering. None of the selling shareholders is an executive officer of Midland.

Corporate Offices

       Our principal executive offices are located at 7000 Midland Boulevard, Amelia, Ohio,

45102-2607, and our telephone number is (513) 943-7100. Our website address is
www.midlandcompany.com. The information on our website is not part of this prospectus.

The Offering

(Shares Shown on a Post Split Basis)

Total shares of common stock offered by this prospectus	2,450,000 shares

Offered by us	2,000,000 shares

Offered by the selling shareholders	450,000 shares

Shares of common stock outstanding at June 30, 2002	17,540,466 shares (1)

Shares of common stock to be outstanding after the offering	19,540,466 shares (1)

Use of proceeds	We intend to use the proceeds to increase the capital and surplus of our insurance subsidiaries to fund future growth, to repay a portion of Midland’s current debt and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders.

Nasdaq National Market symbol	MLAN

      Unless otherwise stated, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

(1)	Excludes 2,000,000 shares of common stock authorized for future option awards, restricted stock awards or stock grants under our equity incentive plans at June 30, 2002. Also excludes 937,182 additional shares of common stock reserved for issuance on the exercise of stock options outstanding at June 30, 2002 at a weighted average exercise price of $14.84 per share. The amounts shown include 214,600 shares of restricted stock outstanding at June 30, 2002.

Summary Financial and Operating Data

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

		(in thousands, except per share data and ratios)
Income Statement Data:
Revenues:
Insurance:
Premium earned	$277,377	$242,297	$508,233	$456,120	$400,991	$375,478	$311,159
Net investment income	17,408	17,210	33,802	30,774	25,292	23,908	21,332
Net realized investment gains (losses) (1)	(1,361)	3,521	2,023	4,646	3,486	6,354	4,170
Other insurance income	3,117	3,009	7,175	8,784	6,793	2,508	1,557
Transportation	11,411	17,554	34,826	33,119	31,327	33,059	34,933
Other	341	254	484	979	1,237	1,055	617

Total	$308,293	$283,845	$586,543	$534,422	$469,126	$442,362	$373,768
Costs and Expenses:
Insurance expenses	$273,708	$242,726	$511,287	$448,488	$385,118	$367,493	$299,799
Transportation operating expenses	11,548	16,314	32,898	28,828	29,255	28,287	30,079
Interest expense	1,853	2,590	4,368	4,132	4,067	4,991	4,983
Other operating and administrative expenses	598	492	1,286	2,305	6,973	4,064	4,204

Total	$287,707	$262,122	$549,839	$483,753	$425,413	$404,835	$339,065

Income before federal income tax, cumulative effect of change in accounting principle and discontinued operations	$20,586	$21,723	$36,704	$50,669	$43,713	$37,527	$34,703

Net operating income (2)	$16,107	$13,470	$25,907	$31,755	$28,913	$22,802	$21,657

Net income	$13,759	$15,759	$27,222	$35,463	$31,179	$26,932	$17,550

Per Share Data — Diluted:
Net operating income per share (2)	$0.90	$0.75	$1.44	$1.69	$1.53	$1.21	$1.17

Net income per share	$0.77	$0.88	$1.51	$1.89	$1.65	$1.43	$0.94

Balance Sheet Data:
Total investments and cash	$721,833	$669,605	$715,295	$701,048	$620,957	$593,857	$504,106
Total assets	1,080,762	994,378	1,053,942	993,850	888,057	837,220	760,463
Long-term obligations	91,773	64,158	84,141	85,045	69,838	76,085	92,309
Shareholders’ equity	304,104	288,646	291,876	283,177	258,002	248,832	197,026
Book value per share	$17.34	$16.20	$16.53	$15.73	$13.56	$13.30	$10.55
Common shares outstanding	17,540	17,816	17,660	18,000	19,032	18,704	18,668
Other Data:
American Modern’s Property and Casualty Insurance Operations:
Gross written premium	$290,776	$281,007	$555,548	$500,984	$472,041	$446,248	$422,982
Net written premium	277,531	266,820	523,105	471,336	439,863	391,770	342,310
GAAP combined ratio	98.0%	99.5%	99.8%	96.2%	94.4%	96.9%	95.8%
Ratio of net written premium to statutory surplus (3)	2.3x	2.2x	2.4x	2.0x	2.0x	1.8x	2.1x

(1)	Net realized investment gains in 2001 and 2002 include the effect of SFAS 133 adjustments.

(2)	Represents income from continuing operations, excluding net realized investment gains or losses, effect of SFAS 133 adjustment and the cumulative effect of change in accounting principle, net of federal income taxes.

(3)	Six month premium to statutory surplus ratio was calculated using net premium amounts for the respective last 12 month periods.

RISK FACTORS

      You should carefully consider the risks described below, together with all the other information included in and incorporated by reference in this prospectus, before making an investment decision to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties presently not known to us or that we believe to be immaterial may also harm our business.

We could incur substantial losses from catastrophes and weather-related events

       American Modern, like other property and casualty insurers, has experienced, and will experience in the future, catastrophe losses, which may materially reduce our financial results and harm our financial condition. Catastrophes can be caused by various natural events, including hurricanes, windstorms, tornadoes, floods, earthquakes, hail, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable.

      Hurricanes and earthquakes may produce significant damage in large areas, especially those that are heavily populated. In 2001, approximately 60% of American Modern’s property and casualty gross written premium was derived from the southeastern United States, Oklahoma and Texas. Because of this concentration of business, American Modern may be more exposed to hurricanes, tornadoes, floods and other weather-related losses than some of its competitors. A single large catastrophe loss, a number of small or large catastrophe losses in a short amount of time or losses from a series of storms or other events that do not constitute a catastrophic event under American Modern’s reinsurance treaties, could have a material adverse effect on our financial condition or results and could result in substantial outflows of cash as losses are paid. American Modern’s ability to write new business could also be affected should such an event result in a material reduction in our statutory surplus. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.

      These factors can contribute to significant quarter-to-quarter and year-to-year fluctuations in the underwriting results of American Modern and our net earnings. Because of the possibility of these fluctuations in underwriting results, historical periodic results of operations may not be indicative of future results of operations. Periodic fluctuations in our operating results could affect the market price of our common stock.

Our results are significantly affected by conditions in the manufactured housing industry

      Level of Manufactured Housing Sales

       A significant number of the insurance policies American Modern issues each year are written in conjunction with the sale of new manufactured homes. A significant or prolonged downturn in the level of new manufactured housing sales, such as the one which this industry is currently experiencing, could cause a decline in American Modern’s premium volume and income, which could harm our financial condition or results. The market for manufactured housing is affected by many factors, including general economic conditions, interest rate levels, the availability of credit and government regulations. Recent difficulties in the manufactured housing market have been exaggerated by a significant increase in the supply of available credit in the mid-1990s that resulted in a significant increase in new manufactured homes purchased. In the current economic environment, lenders have reduced the amount of credit available for manufactured housing purchases. This trend could result in a significant decrease in manufactured homes premium volume for American Modern.

      Reduction of Chattel Financing

       Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. The manufactured housing industry has experienced a substantial reduction in the number of lenders providing chattel or other personal property financing for manufactured housing in recent years. This reduction has resulted in a trend toward traditional mortgage financing for manufactured housing units. Because chattel lenders are an important channel of distribution for American Modern, this trend could harm our financial condition or results. American Modern has historically had strong relationships with the major chattel financing sources. To the extent that the manufactured housing lending market moves away from chattel financing to traditional mortgage financing, American Modern may not be able to replace lost premium volume.

      Consolidation in the Manufactured Housing Industry

       The manufactured housing industry has experienced substantial consolidation in recent years. This consolidation has included the purchase of independent dealerships by larger dealer organizations and the purchase of dealerships by manufacturers. Because manufactured housing dealerships are an important channel of distribution for American Modern, continued consolidation that results in fewer manufactured housing dealers could harm our financial condition or results.

One customer, Conseco, accounts for a significant portion of our revenues

       Revenues from one source, Conseco Agency, Inc., a subsidiary of Conseco, Inc., accounted for 13.8% of our revenues during 2001 and 13.4% for the first six months of 2002. However, in the first six months of 2002, net written premium generated from Conseco declined 39.9%, as compared to the same period in 2001 from $47.1 million to $28.3 million. No other single customer or producer accounted for more than 5% of our revenues during these periods. The loss of all or a significant part of American Modern’s business with Conseco could harm our financial condition or financial results.

      As of June 30, 2002, American Modern had outstanding receivables of $16.1 million from Conseco, Inc. It has been reported that Conseco and certain of its subsidiaries have experienced significant financial problems. If American Modern were unable to collect the amounts due to it from Conseco, our financial condition and results would be negatively impacted.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry and general economic conditions

       The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including market and competitive conditions and regulatory issues. Our profitability can be affected significantly by:

•	downturns in the economy, which historically result in an increase in the fire loss ratio;

•	higher actual costs that are not known to American Modern at the time it prices its products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes;

•	any significant decrease in the rates for property and casualty insurance in the segments American Modern serves or its inability to maintain or increase such rates;

•	changes in loss reserves resulting from the legal environment in which American Modern operates as different types of claims arise and judicial interpretations relating to the scope of the insurer’s liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect our return on invested assets.

      The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Due to the concentration of American Modern’s business in the southeastern United States, Oklahoma and Texas, changes in the general economy, regulatory environment and other factors specifically affecting this region could adversely affect our financial conditions and results. The property and casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that could harm our financial condition or results.

The specialty insurance industry is highly competitive and will require significant technology expenditures

       The specialty insurance lines offered by American Modern are highly competitive. American Modern competes with national and regional insurers, many of whom have greater financial and marketing resources than American Modern. The types of insurance coverage that American Modern sells are often a relatively small portion of the business sold by some of American Modern’s competitors. Also, other financial institutions, such as banks and brokerage firms, are now able to offer services similar to those offered by American Modern as a result of the Gramm-Leach-Bliley Act, which was enacted in November 1999. New competition from these developments could harm our financial condition or results.

      Many of our competitors are better capitalized than us and may be able to withstand significant reductions in their profit margins to capture market share. If our competitors decide to target American Modern’s customer base with lower-priced insurance, American Modern may decide not to respond competitively, which could result in reduced premium volume.

      Changing practices caused by the Internet have led to greater competition in the insurance industry. In response, American Modern has invested substantially in the development of modernLINKTM, an enterprise-wide computer network that is being developed in stages and is intended to connect American Modern’s internal systems directly to its sales and distribution channel partners as well as policyholders over the Internet. The cost of this system is significant and its development and installation will decrease operating profits in the short term. This system is in development and its effectiveness has not been proven. Significant changes to the technology interface between American Modern and its distribution channel participants and policyholders could significantly disrupt or alter its distribution channel relationships. Disruptions to our information technology systems could also occur periodically during the installation of the modernLINKTM system and adversely affect our business.

American Modern’s insurance ratings may be downgraded, which would reduce its ability to compete and sell insurance products

       Insurance companies are rated by established insurance rating agencies based on the rating agencies’ opinions of the company’s ability to pay claims and on the company’s financial strength.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings are based upon factors relevant to policyholders and are not designed to protect shareholders. Rating agencies periodically review their ratings. There can be no assurance that current ratings will be maintained in the future. Most recently, A.M. Best has given a group rating of “A+ (Superior)” to American Modern’s property and casualty insurance subsidiaries and has given a rating of “A- (Excellent)” to American Modern’s credit life insurance companies. In particular, financial institutions, including banks and credit unions, are sensitive to ratings and may discontinue using an insurance company if the insurance company is downgraded. A downgrade in American Modern’s insurance rating could also have a negative impact on its ability to obtain favorable reinsurance rates and terms. Downgrades in the ratings of American Modern’s insurance company subsidiaries could harm our financial condition or results.

American Modern may be unable to reinsure insurance risks and cannot guarantee that American Modern’s reinsurers will pay claims on a timely basis, if at all

       American Modern uses reinsurance to attempt to limit the risks, especially catastrophe risks, associated with its insurance products. The availability and cost of reinsurance are subject to prevailing market conditions and trends. Poor conditions in the reinsurance market could cause American Modern to reduce its volume of business and impact its profitability. American Modern’s reinsurance treaties are generally subject to annual renewal. American Modern may be unable to maintain its current reinsurance treaties or to obtain other reinsurance treaties in adequate amounts and at favorable rates and terms. Recently, the property and casualty industry has experienced significant increases in reinsurance rates. If American Modern is unable or unwilling to renew its expiring treaties or to obtain new reinsurance treaties, either its net exposure to risk would increase or, if American Modern is unwilling to bear an increase in net risk exposures, American Modern would have to reduce the amount of risk it underwrites.

      Although the reinsurer is liable to American Modern to the extent of the ceded reinsurance, American Modern remains liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate American Modern’s obligation to pay claims. Although we record an asset for the amount of claims paid that American Modern expects to recover from reinsurers, we cannot be certain that American Modern will be able to ultimately collect these amounts. The reinsurer may be unable to pay the amounts recoverable, may dispute American Modern’s calculation of the amounts recoverable or may dispute the terms of the reinsurance treaty.

American Modern’s investment portfolio could lose value

      Market Volatility and Changes in Interest Rates

       American Modern’s investment portfolio primarily consists of fixed income securities (such as corporate debt securities and U.S. government securities) and publicly-traded equity securities. As of June 30, 2002, approximately 79% of American Modern’s investment portfolio was invested in fixed income securities and approximately 21% was invested in equity securities. The fair value of securities in American Modern’s investment portfolio may fluctuate depending on general economic and market conditions or events related to a particular issuer of securities. In addition, American Modern’s fixed income investments are subject to risks of loss upon default and price volatility in reaction to changes in interest rates. Changes in the fair value of securities in American Modern’s investment portfolio are reflected in our financial statements and, therefore, could affect our financial condition or results. A decrease in the value of American Modern’s equity securities would also cause a decrease in American Modern’s statutory surplus, which in turn would limit American Modern’s ability to write insurance.

      Concentration of Investments

       As of June 30, 2002, approximately 36.3% of American Modern’s equity investment portfolio and 7.5% of its total investment portfolio (approximately $54.5 million in market value) was invested in the common stock of U.S. Bancorp. A material decrease in the price of common stock of U.S. Bancorp would cause the value of American Modern’s investment portfolio to decline and would result in a decrease in American Modern’s statutory surplus.

If American Modern’s loss reserves prove to be inadequate, then we would incur a charge to earnings

       American Modern’s insurance subsidiaries regularly establish reserves to cover their estimated liabilities for losses and loss adjustment expenses for both reported and unreported claims. These reserves do not represent an exact calculation of liabilities. Rather, these reserves are management’s estimates of the cost to settle and administer claims. These expectations are based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability and inflation. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses will not materially exceed American Modern’s reserves. To the extent that reserves prove to be inadequate in the future, American Modern would have to increase its reserves and incur a charge to earnings in the period such reserves are increased, which could have a material and adverse impact on our financial condition and results.

Regulatory actions could impair our business

       American Modern’s insurance subsidiaries are subject to regulation under the insurance laws of states in which they operate. These laws primarily provide safeguards for policyholders, not shareholders. Governmental agencies exercise broad administrative power to regulate many aspects of the insurance business, including:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the amount, type, nature, quality and concentration of investments;

•	policy forms and restrictions on the types of terms that American Modern can include in its insurance policies;

•	certain required methods of accounting;

•	reserves for unearned premium, losses and other purposes;

•	premium rates;

•	marketing practices;

•	capital adequacy and the amount of dividends that can be paid;

•	licensing of agents;

•	approval of reinsurance contracts and inter-company contracts;

•	approval of proxies; and

•	potential assessments in order to provide funds to settle covered claims under insurance policies provided by impaired, insolvent or failed insurance companies.

      Regulations of state insurance departments may affect the cost or demand for American Modern’s products and may impede American Modern from obtaining rate increases or taking other actions it might wish to take to increase its profitability. Further, American Modern may be unable to maintain all required licenses and approvals and its business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If American Modern does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, insurance regulatory authorities could stop or temporarily suspend American Modern from conducting some or all of its activities or assess fines or penalties against American Modern. In light of several recent significant property and casualty insurance company insolvencies, it is possible that assessments American Modern must pay to state guarantee funds may increase. In addition, insurance laws or regulations adopted or amended from time to time may result in higher costs to American Modern or may require American Modern to alter its business practices or result in increased competition.

The effects of emerging claim and coverage issues, such as mold, on American Modern’s business are uncertain

       As industry practices and legal, judicial, social, environmental and other conditions change, unexpected and unintended issues related to claims and coverages may emerge. These issues can have a negative effect on American Modern’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims related to expenses for testing and remediation of mold conditions and a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claim-handling and other practices, particularly with respect to the handling of personal lines claims. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our financial condition or results.

      The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. American Modern has current and potential future exposure to mold claims in both its commercial and personal lines of business. Due to uncertainty of future changes in state regulation, we cannot estimate American Modern’s future probable liability for mold claims. Also, as case law expands, American Modern may be subject to mold-related losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. Loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time.

It would be difficult for a third party to acquire Midland

      Controlling Shareholders

       Members of the Hayden and LaBar families and Mr. Conaton will beneficially own 51.8% of our common stock after the sale of shares contemplated by this prospectus. Some members of these families serve as our executive officers and directors. Through their ownership of common stock and their positions with us, these families have the practical ability to effectively control Midland. They have the practical ability to elect a majority of directors, approve or disapprove mergers or similar transactions and amend our Articles of Incorporation without having to secure the votes of other shareholders. A third party would need the approval of some members of these families to gain control of Midland.

      Anti-Takeover Considerations

       Certain provisions of our Articles of Incorporation and Code of Regulations and of Ohio law make it difficult for a third party to acquire control of Midland without the consent of our Board. These anti-takeover defenses may discourage, delay or prevent a transaction involving a change in control of our company. In cases where Board approval is not obtained, these provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire. These provisions include:

•	a staggered Board of Directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval;

•	limitations on persons authorized to call a special meeting of shareholders; and

•	advance notice procedures required for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders.

      We are also subject to the laws of various states that govern insurance companies and insurance holding companies. Under these laws, a person generally must obtain the applicable insurance department’s approval to acquire, directly or indirectly, 5% or 10% or more of our outstanding voting securities or the outstanding voting securities of our insurance subsidiaries. An insurance department’s determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquiror’s financial stability, the competence of its management and whether competition in that state would be reduced. These laws may delay or prevent a takeover of our company or our insurance company subsidiaries.

      Provisions in Ohio law relating to business combinations and interested shareholder transactions, which are described below in “Description of Capital Stock,” may also make it difficult for Midland to be acquired.

Midland and its subsidiaries may be unable to pay dividends

       Midland and American Modern are organized as holding companies. Almost all of our operations are conducted by subsidiaries. For us to pay dividends to our shareholders and meet our other obligations, we must receive management fees and dividends from American Modern and M/ G Transport. In order for American Modern to pay dividends and management fees to us and meet its other obligations, American Modern must receive dividends and management fees from its subsidiaries.

      Payments of dividends by our insurance subsidiaries are regulated under state insurance laws. The regulations in the states where each insurance company subsidiary is domiciled limit the amount of dividends that can be paid without prior approval from state insurance regulators. In addition, state regulators have broad discretion to limit the payment of dividends by insurance companies. Without regulatory approval, the maximum amount of dividends that can be paid in 2002 to American Modern is $24.1 million. The maximum dividend permitted by law does not necessarily indicate an insurer’s actual ability to pay dividends. Our ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on American Modern’s surplus. A decrease in surplus could affect American Modern’s ratings, competitive position, covenants under borrowing arrangements with banks, the amount of premium that can be written and our ability to pay future dividends. A prolonged, significant decline in insurance subsidiary profits or regulatory action limiting dividends could subject us to shortages of cash because our subsidiaries will not be able to pay us dividends.

American Modern depends on agents and distribution partners who may discontinue sales of its policies at any time

       American Modern’s relationship with its independent agents and other distribution channel partners is critical to its success. These agencies and other distribution partners are independent and typically offer products of competing companies. They require that American Modern provide competitive product offering, timely application and claims processing, efficient technology solutions and that they receive prompt attention to their questions and concerns. If these agents and distribution partners find it easier to do business with American Modern’s competitors or choose to sell the insurance products of its competitors on the basis of cost, terms or commission structure, American Modern’s sales volume would decrease, harming our financial conditions and results. We cannot be certain that these agents and distribution partners will continue to sell American Modern’s insurance products to the individuals they represent.

We are subject to various litigation

       American Modern’s insurance subsidiaries are routinely involved in litigation that arises in the ordinary course of business. It is possible that a court could impose significant punitive, bad faith, extra-contractual or other extraordinary damages against American Modern or one of its subsidiaries. This could harm our financial condition or results.

      In addition, a substantial number of civil jury verdicts have been returned against insurance companies in several jurisdictions in the United States, including jurisdictions in which American Modern has business. Some of these verdicts have resulted from suits which allege improper sales practices, agent misconduct, failure to properly supervise agents and other matters. Increasingly, these lawsuits have resulted in the award of substantial judgments against insurance companies. Some of these judgments have included punitive damages that are in high proportion to the actual damages. Any such judgment against American Modern could harm our financial condition or results.

Our relatively low trading volume may limit your ability to sell your shares

       Although shares of our common stock are listed on the Nasdaq National Market, on many days in recent months, the daily trading volume for our common stock was less than 11,000 shares. As a result, you may have difficulty selling a large number of shares of our common stock in the manner or at a price that might be attainable if our common stock were more actively traded.

Our success depends on retaining our key personnel

       Our performance depends on the continued service of our senior management. None of our senior management is bound by an employment agreement nor do we have key person life insurance on any of our senior management. Our success also depends on our continuing ability to attract, hire, train and retain highly skilled managerial, underwriting, claims, risk management, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Risks related to M/G Transport

       M/G Transport operates a barge chartering and freight brokerage business. It arranges for the movement of dry bulk commodities such as petroleum coke, ore, barite, fertilizers, sugar and other dry cargos primarily on the lower Mississippi River and its tributaries. Such operations can be dangerous and may, from time to time, cause damage to other vessels and other water facilities. Any damage in excess of insurance coverage could harm our operations. The release of foreign materials into the waterways could cause damage to the environment and subject M/G Transport to remediation costs and penalties. Any such release could harm our financial condition or results.

FORWARD-LOOKING STATEMENTS

       This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, profitability and business relationships and our other business activities during 2002 and beyond. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Some of the factors that might cause our results to differ from those anticipated are discussed in this prospectus, including the section entitled “Risk Factors” beginning on page 8.

      The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

       We are selling 2,000,000 shares of common stock. We estimate that we will receive net proceeds of approximately $44.8 million (approximately $51.5 if the underwriters’ over-allotment option is exercised in full) based on an offering price of $23.65 per share of common stock. These proceeds are calculated by deducting the underwriting discount and estimated offering expenses. We expect to use the proceeds to increase the capital and surplus of our insurance company subsidiaries to fund future growth, to repay a portion of Midland’s current debt and for other general corporate purposes.

      We will not receive any proceeds from the sale of common stock by the selling shareholders.

      We expect to repay approximately $22 million of the $36 million currently outstanding under Midland’s unsecured short-term revolving credit facilities. These short-term borrowings are drawn and repaid generally for periods ranging from two weeks to three months. The borrowings under these revolving credit facilities had a weighted average interest rate of 2.1% as of June 30, 2002.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

       Our common stock is listed on the Nasdaq National Market under the symbol “MLAN.” The following table sets forth the high and low closing prices for our common stock as reported on the Nasdaq National Market and cash dividends per share for the periods indicated. The table reflects the two-for-one split of the common stock that became effective July 17, 2002. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

			Cash
	High	Low	Dividends

Year Ended December 31, 2000:
First quarter	$11.98	$9.25	$0.03750
Second quarter	13.63	10.26	0.03750
Third quarter	13.72	12.13	0.03750
Fourth quarter	15.25	12.56	0.03750
Year Ended December 31, 2001:
First quarter	$16.81	$13.06	$0.04000
Second quarter	22.25	15.00	0.04000
Third quarter	22.60	12.50	0.04000
Fourth quarter	24.14	17.71	0.04000
Year Ended December 31, 2002:
First quarter	$22.05	$19.55	$0.04375
Second quarter	25.38	20.63	0.04375
Third quarter (through July 16, 2002)	25.17	23.26	0.04375

      On July 16, 2002, the last reported closing price of our common stock on the Nasdaq National Market was $23.65 per share (on a post split basis). As of July 16, 2002, there were 661 holders of record of our common stock.

      Holders of our common stock are entitled to receive dividends declared by our Board of Directors. Our Board of Directors has historically followed a policy of declaring quarterly cash dividends on each share of the common stock. However, we cannot assure you that we will not change our dividend policy after the offering. Whether we declare and pay dividends after the offering will depend upon business conditions, operating results, capital and reserve requirements and the Board of Directors’ consideration of other relevant factors. We are a legal entity separate and distinct from our subsidiaries, and our revenues depend, in significant part, on the payment of dividends and fees from our subsidiaries. American Modern’s insurance company subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See the section of this prospectus entitled “Risk Factors — Midland and its subsidiaries may be unable to pay dividends” on page 14.

CAPITALIZATION

       The following table sets forth our capitalization as of June 30, 2002 on an actual basis and on an as adjusted basis to reflect (i) the issuance of the 2,000,000 shares of common stock to be sold by us in this offering at an assumed net offering price of $22.47 per share after deducting estimated underwriting discounts and offering expenses payable by us, and (ii) the anticipated use of proceeds. You should read this table in conjunction with our consolidated financial statements and notes incorporated in this prospectus by reference. Also, see the sections of this prospectus entitled “Use of Proceeds” on page 18, “Selected Consolidated Financial Data” on page 21, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 24 and “Description of Capital Stock” on page 62.

	June 30, 2002

	Actual	As Adjusted

	(Unaudited)
	(dollars in thousands)
Notes payable within one year:
Banks	$36,000	$14,000
Commercial paper	7,877	7,877

Total	$43,877	$21,877

Long-term debt:
Insurance obligations	$30,000	$30,000
Real estate obligations	16,846	16,846
Equipment and lease obligations	1,050	1,050

Total	$47,896	$47,896

Shareholders’ equity:
Preferred stock, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, 40,000,000 shares authorized; 17,540,466 shares issued and outstanding; 19,540,466 shares issued and outstanding, as adjusted (1)	$911	$994
Additional paid-in capital	22,113	66,765
Accumulated other comprehensive income	46,971	46,971
Retained earnings	276,281	276,281
Unvested restricted stock awards	(498)	(498)
Treasury stock, at cost	(41,674)	(41,674)

Total shareholders’ equity	$304,104	$348,839

Total capitalization	$395,877	$418,612

(1)	Excludes 2,000,000 shares of common stock authorized for future option awards, restricted stock awards or stock grants under our equity incentive plans at June 30, 2002. Also excludes 937,182 additional shares of common stock reserved for issuance on the exercise of stock options outstanding at June 30, 2002 at a weighted average exercise price of $14.84 per share. Share amounts shown include 214,600 shares of restricted stock outstanding at June 30, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

       The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 1997 through 2001 and as of and for the six months ended June 30, 2001 and 2002. The financial data for 1997 through 2001 is derived from the audited consolidated financial statements. The selected consolidated income statement data for the six months ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2001 and 2002 are derived from unaudited financial statements, which, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for these periods. Revenues and operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. You should read this table with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 24 and our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the six months ended June 30, 2002 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which are incorporated in this prospectus by reference. This table is a summary and is qualified by reference to the consolidated financial statements and notes incorporated by reference in this prospectus.

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data and ratios)
Income Statement Data:
Revenues:
Insurance:
Premium earned	$277,377	$242,297	$508,233	$456,120	$400,991	$375,478	$311,159
Net investment income	17,408	17,210	33,802	30,774	25,292	23,908	21,332
Net realized investment gains (losses)	(1,361)	3,521	2,023	4,646	3,486	6,354	4,170
Other insurance income	3,117	3,009	7,175	8,784	6,793	2,508	1,557
Transportation	11,411	17,554	34,826	33,119	31,327	33,059	34,933
Other	341	254	484	979	1,237	1,055	617

Total	$308,293	$283,845	$586,543	$534,422	$469,126	$442,362	$373,768

Costs and Expenses:
Insurance:
Losses and loss adjustment expenses	$152,213	$137,681	$292,188	$240,680	$204,365	$210,015	$171,163
Commissions and other policy acquisition costs	82,345	68,714	145,777	137,053	114,212	103,169	79,518
Operating and administrative expenses	39,150	36,331	73,322	70,755	66,541	54,309	49,118
Transportation operating expenses	11,548	16,314	32,898	28,828	29,255	28,287	30,079
Interest expense	1,853	2,590	4,368	4,132	4,067	4,991	4,983
Other operating and administrative expenses	598	492	1,286	2,305	6,973	4,064	4,204

Total	$287,707	$262,122	$549,839	$483,753	$425,413	$404,835	$339,065

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data and ratios)
Income before federal income tax, cumulative effect of change in accounting principle and discontinued operations	$20,586	$21,723	$36,704	$50,669	$43,713	$37,527	$34,703
Provision for federal income tax	5,364	5,964	9,482	15,206	12,534	10,595	10,336

Income before cumulative effect of change in accounting principle and loss from discontinued operations	$15,222	$15,759	$27,222	$35,463	$31,179	$26,932	$24,367
Cumulative effect of change in accounting principle (1)	(1,463)	—	—	—	—	—	—
Discontinued operations (2)	—	—	—	—	—	—	(6,817)

Net income	$13,759	$15,759	$27,222	$35,463	$31,179	$26,932	$17,550

Basic earnings (loss) per share (3):
Income before cumulative effect of change in accounting principle and discontinued operations (1)(2)	$0.88	$0.91	$1.58	$1.96	$1.71	$1.49	$1.36
Cumulative effect of change in accounting principle (1)	(0.08)	—	—	—	—	—	—
Discontinued operations (2)	—	—	—	—	—	—	(0.38)

Total	$0.80	$0.91	$1.58	$1.96	$1.71	$1.49	$0.98

Diluted earnings (loss) per share (3):
Income before cumulative change in accounting principle and discontinued operations (1)(2)	$0.85	$0.88	$1.51	$1.89	$1.65	$1.43	$1.31
Cumulative effect of change in accounting principle (1)	(0.08)	—	—	—	—	—	—
Discontinued operations (2)	—	—	—	—	—	—	(0.37)

Total	$0.77	$0.88	$1.51	$1.89	$1.65	$1.43	$0.94

Cash dividends per share (3)	$0.875	$0.08	$0.16	$0.15	$0.135	$0.125	$0.115
Operating income from continuing operations (4)	$16,107	$13,470	$25,907	$31,755	$28,913	$22,802	$21,657
Diluted operating income per share from continuing operations (3)(4)	$0.90	$0.75	$1.44	$1.69	$1.53	$1.21	$1.17
Balance Sheet Data:
Total investments and cash	$721,833	$669,605	$715,295	$701,048	$620,957	$593,857	$504,106
Total assets	1,080,762	994,378	1,053,942	993,850	888,057	837,220	760,463
Long-term obligations	91,773	64,158	84,141	85,045	69,838	76,085	92,309
Unearned premium	420,201	393,528	403,855	357,185	312,838	255,115	240,340
Loss reserves	146,509	138,064	148,674	135,887	133,713	125,496	120,134
Shareholders’ equity	304,104	288,646	291,876	283,177	258,002	248,832	197,026
Book value per share (3)	$17.34	$16.20	$16.53	$15.73	$13.56	$13.30	$10.55
Common shares outstanding (3)	17,540	17,816	17,660	18,000	19,032	18,704	18,668
Other Data:
American Modern’s Property and Casualty Operations:
Gross written premium	$290,776	$281,007	$555,548	$500,984	$472,041	$446,248	$422,982
Net written premium	277,531	266,820	523,105	471,336	439,863	391,770	342,310

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data and ratios)
GAAP Ratios:
Loss and loss adjustment expense ratio	55.0%	57.0%	57.8%	52.9%	51.2%	56.1%	55.1%
Underwriting expense ratio	43.0	42.5	42.0	43.3	43.2	40.8	40.7

Combined ratio	98.0%	99.5%	99.8%	96.2%	94.4%	96.9%	95.8%
Statutory capital and surplus (5)	$228,486	$223,153	$222,036	$235,521	$220,080	$217,091	$164,128
Net written premium to statutory surplus ratio (6)	2.3x	2.2x	2.4x	2.0x	2.0x	1.8x	2.1x
American Modern’s Credit Life Operations:
Gross written premium	$29,429	$19,660	$44,685	$39,736	$21,169	$12,294	$10,996
Net written premium	5,846	8,010	15,888	16,413	11,620	8,756	6,509
Statutory capital and surplus (5)	15,620	13,453	13,381	10,960	10,355	10,710	9,272
M/G Transport’s Transportation Operations:
Net revenues	$11,411	$17,554	$34,826	$33,119	$31,327	$33,059	$34,933
Net income (loss)	(140)	697	1,079	1,809	1,169	2,994	3,126
Total assets	24,901	25,135	24,952	27,412	30,564	39,167	42,914
Shareholders’ equity	10,369	10,425	10,509	9,728	10,919	18,749	18,783

(1)	The cumulative effect of change in accounting principle relates to transition adjustment for the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.”

(2)	On September 29, 1997, we sold substantially all of our assets of our sportswear subsidiary to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc., for approximately $13.3 million in cash, resulting in an after-tax loss on the disposal of approximately $3.3 million.

(3)	Previously reported share information has been adjusted to reflect a two-for-one common stock split effective as of July 17, 2002 and a three-for-one stock split in May 1998.

(4)	Represents income from continuing operations, excluding net realized investment gains or losses, effect of SFAS No. 133 adjustment and the cumulative effect of change in accounting principle, net of federal income taxes.

(5)	Statutory data has been derived from our financial statements prepared in accordance with statutory accounting principles and filed with insurance regulatory authorities.

(6)	Six month premium to statutory surplus ratio calculated using net premium amounts for the respective last 12 month periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with our consolidated financial statements and the related notes incorporated in this prospectus by reference. This discussion contains forward-looking statements. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results or achievements to differ materially from any future results or achievement expressed or implied by forward-looking statements. A number of these factors are described in the section of this prospectus entitled “Risk Factors.”

Introduction

       The discussions of “Results of Operations” and “Liquidity, Capital Resources and Changes in Financial Condition” address our three reportable segments, which are manufactured housing insurance, all other insurance products and services and transportation. A summary description of the operations of each of these segments is included below.

      Our specialty insurance operations are conducted through American Modern which controls six property and casualty insurance companies, two credit life insurance companies, three licensed insurance agencies and three service companies. American Modern is licensed, through its subsidiaries, to write insurance premium in all 50 states and the District of Columbia. More than 50% of American Modern’s property and casualty business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner’s insurance policies. All other insurance products and services include the other specialty insurance products such as watercraft, motorsports, recreational vehicles, homeowners, lower value homes, extended service contracts, dwelling fire, mortgage fire, collateral protection, credit life, long-haul truck, commercial, excess and surplus lines and also includes the results of our fee producing subsidiaries.

      M/ G Transport charters barges and brokers freight for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargos primarily on the lower Mississippi River and its tributaries.

Overview of Recent Trends

       Motorcycle and Site-built Premium Increasing. While manufactured housing insurance remains American Modern’s largest single product, over the most recent 18 months, motorcycle and site-built insurance have become more significant to the growth in premium volume. In the second half of 2000, American Modern acquired the motorsport book (motorcycle and, to a lesser extent, snowmobile and watercraft) from GuideOne Insurance Company. American Modern’s future growth in motorcycle premium is expected to be more consistent with the rate of growth in our total premium volume. Premium from site-built insurance has increased for American Modern due to a tightening of underwriting restrictions by standard carriers with respect to site-built risks. Site-built insurance products continue to be an area of focus in American Modern’s overall growth plan.

      Manufactured Housing Premium. Manufactured homes have historically representedapproximately one out of every five new housing starts in the United States. The industry became over built during the period between 1997 and 1999 as credit became readily available. New manufactured home sales may be slower than historical averages during the remainder of 2002. American Modern has experienced a decrease in its manufactured housing insurance premium volume due to its focus on placing insurance in connection with the purchase of new manufacturing housing units. In the first six months of 2002, American Modern’s manufactured housing insurance premium was approximately 12% less than in the same period in 2001, although the reduction was primarily as a result of American Modern’s decision to terminate unprofitable business.

      Rate Increases. Over the past 12 months, we have been approved for and are implementing nationwide rate increases in our manufactured housing products. The majority of these increases, which have averaged in excess of 10%, were approved as of June 30, 2002. Also over the past 12 months, we have been approved for, and are implementing rate increases in other major product lines. Throughout the past 10 years, American Modern has been able to implement periodic rate increases. We do not have any assurance or expectation that we will be able to experience double digit rate increases beyond 2002.

      Improving Fire Loss Ratio. American Modern experienced higher than normal levels of losses caused by fire in mobile home and site-built units during the second half of 2000 and continuing through most of 2001. While American Modern’s fire loss ratio remains higher than normal, it has improved considerably during 2002. Historic patterns tend to indicate that the fire loss ratio on manufactured homes increases during economic downturns. This trend is exclusive of any effects resulting from the Arizona and Colorado wildfires that have devastated thousands of acres in the summer of 2002. The impact of losses on American Modern resulting from these wildfires was not material.

      Changing Mix of American Modern’s Distribution Channels. American Modern has experienced a significant increase in the percentage of its gross written premium generated through its agency channel, increasing to 30.8% in 2001 from 21.6% in 2000 while the lender and point of sale channels experienced decreases. American Modern’s agency channel growth was driven by its growth in motorsport premium from the acquisition of business of GuideOne and was also due to American Modern’s successful conversion of agency books of business to American Modern from other insurance companies. American Modern’s premium volume generated by its lender and point of sale channels decreased from 2000 to 2001 and during the first six months of 2002 as a result of the slowdown in new manufactured housing sales.

      Discontinued Commercial Liability. In September 2001, American Modern announced that it was exiting the commercial liability line of coverages that had been provided to manufactured home parks and dealerships. American Modern’s gross written premium related to this business was $21.9 million in 2001 and $19.9 million in 2000. Our earnings per share for the 12 months ended December 31, 2001 and 2000 included losses per share of $0.34 and $0.22, respectively, related to this line of business. Through the first six months of 2002, American Modern continued to write related commercial lines coverages in those states that had required longer notices of terminations. Related premium volume was less than $5.0 million in the first half of 2002 and is expected to be minimal in the second half of 2002. In the first six months of 2002, our earnings per share included earnings of $0.02 compared to losses of $0.05 per share in the first half of 2001 related to this line of business.

      Credit Life Changes. Several states have enacted laws designed to prohibit or limit the ability to sell single premium credit life insurance in connection with residential real estate financings. Changes in federal regulations, effective in October, 2002, will have the result of imposing additional disclosure requirements in connection with single credit life insurance products. Due to this regulation, lenders will most likely change to either monthly credit life insurance or other debt protection type products payable on a monthly basis. As a result, American Modern will most likely experience a decrease in its total credit life insurance premium volume written in the fourth quarter of 2002 and in 2003.

      Shift Away from Chattel Financing. Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. Several large chattel lenders over the past 18 months have ceased, or substantially reduced, lending for manufactured housing. As a result, manufactured housing sales have slowed and there has been a shift to more traditional mortgage loan financing on manufactured homes. American Modern has or had relationships with several of the chattel lenders who reduced their lending or exited this market. This has resulted in a decrease in the amount of premium volume American Modern has generated through its lender channel.

Subsequent Event

       During July 2002, American Modern experienced losses from floods in Texas. Preliminary loss data suggests that our third quarter results could be impacted by approximately $2.0 million (pre-tax) or $.07 per share (after-tax, diluted) by this event.

RESULTS OF OPERATIONS

Review of Historical Results — Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Insurance

      Insurance Premium

       Property and casualty and life insurance gross written premium increased 4.7% in the second quarter to $175.6 million from $167.7 million for the same quarter in 2001. Net earned premium for the second quarter of 2002 increased 13.9% to $140.9 million from $123.7 million for the comparable quarter in 2001. On a year-to-date basis, gross written premium generated by American Modern’s insurance operations increased 6.6% to $320.5 million from $300.7 million for the same six-month period in 2001. The growth in gross written premium is attributable to both premium rate and volume increases. The volume increases resulted from the continued growth of American Modern’s other specialty products such as motorcycle, site-built and credit life. Year-to-date earned premium increased 14.4% to $277.4 million from $242.3 million in 2001.

      The growth in gross written premium is primarily due to the growth in non-manufactured housing (which we refer to as other specialty property and casualty products) and credit life insurance products. Gross written premium related to other specialty property and casualty products collectively increased 31.3% to $82.2 million in the second quarter of 2002 from $62.6 million in the second quarter of 2001. On a year-to-date basis, other specialty property and casualty products increased 27.3% to $142.2 million in the first half of 2002 from $111.7 million in the comparable period in 2001. This growth is primarily the result of concentrated efforts over the past several years to add balance and diversity to American Modern’s product lines and is largely attributable to the continued growth in motorcycle and site built lines. Credit life gross written premium increased 23.6% to $15.2 million in the second quarter of 2002 from $12.3 million during the prior year’s quarter. On a year-to-date basis, credit life gross written premium increased 50.8% to $29.7 million from $19.7 million during the comparable period in 2001. This growth in credit life premium is due primarily to the expansion of our relationship with U.S. Bancorp.

      Manufactured housing gross written premium decreased 15.7% to $78.2 million during the second quarter of 2002 from $92.8 million in the comparable period in 2001 primarily due to the termination of an unprofitable book of business in August 2001. On a year-to-date basis, manufactured housing gross written premium has decreased 12.2% to $148.6 million during the first six months of 2002 from $169.3 million during the comparable period in 2001.

      Other Insurance Income (Fee Income)

       American Modern’s other insurance income increased 20.6% to $1.5 million in the second quarter of 2002 compared to the same quarter in 2001. On a year-to-date basis, American Modern’s Other Insurance Income increased 3.6% to $3.1 million in 2002 compared to 2001. These increases primarily reflect an overall increase in the tracking fees received by Ameritrac®, American Modern’s portfolio tracking operations. Ameritrac® continues to expand its client base and grow its portfolio of loans that it tracks.

      Insurance Investment Income and Realized Capital Gains

       American Modern’s net investment income (before taxes and excluding net realized capital gains) increased 3.6% to $8.7 million in the second quarter of 2002 from $8.4 million in the second quarter of 2001. On a year-to-date basis, net investment income increased 1.2% to $17.4 million from $17.2 million during the same period in the prior year. This relatively small growth in net investment income was due primarily to the impact of lower reinvestment rates offset by the growth in American Modern’s fixed income portfolio. The annualized pre-tax equivalent investment yield on American Modern’s fixed income investments, which is investment income divided by the average amount of fixed income assets, was 6.1% during the first six months of 2002 and 7.0% during the first six months 2001.

      After-tax income from embedded derivatives which are included in net realized capital gains, amounted to $0.5 million, $0.03 per share (diluted), during the second quarter of 2002 and $0.5 million, $0.03 per share (diluted), during the second quarter of 2001. On a year-to-date basis, after-tax income from embedded derivatives amounted to $0.2 million, $0.01 per share (diluted), during the first six months of 2002 as compared to $0.5 million, $0.03 per share (diluted), during the comparable period in 2001. These embedded derivatives relate to the equity conversion features attached to the convertible preferred stocks and convertible debentures held in American Modern’s convertible security portfolio. American Modern’s investment portfolio does not currently include any other types of derivative investments.

      Excluding the income from derivatives, American Modern’s net realized after-tax capital gains decreased to a loss of $(1.2) million, $(0.06) per share (diluted), in the second quarter of 2002 from an after-tax gain of $1.0 million, $0.06 per share (diluted), during the second quarter 2001. On a year-to-date basis, after-tax capital gains (excluding the impact of embedded derivatives) decreased to a loss of $(1.1) million, $(0.06) per share (diluted), from a gain of $1.7 million, $0.10 per share (diluted), during the prior year’s six-month period.

      Insurance Losses and Loss Adjustment Expenses (LAE)

       American Modern’s losses and loss adjustment expenses in the second quarter of 2002 increased 9.5% to $82.6 million from $75.4 million for the second quarter of 2001 due primarily to the continued growth in net earned premium. American Modern’s total weather-related catastrophe losses (net of reinsurance recoveries) for the second quarter of 2002 amounted to $8.2 million on a pre-tax basis compared with $10.8 million for the same quarter of 2001. These losses had an after-tax impact of approximately $0.30 per share (diluted), in the second quarter of 2002 compared to $0.39 per share (diluted), in the second quarter of 2001.

      On a year-to-date basis, American Modern’s losses and loss adjustment expenses increased 10.5% to $152.2 million from $137.7 million for the same six-month period in 2001 due primarily to the continued growth in net earned premium. American Modern’s weather-related catastrophe losses for the first six months of 2002 amounted to $11.4 million on a pre-tax basis compared with $16.4 million for the same period in 2001. These losses had an after-tax impact of approximately $0.42 per share (diluted), in the first six months of 2002 compared to $0.59 per share (diluted), in the same period of 2001.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

       American Modern’s commissions and other policy acquisition costs and operating and administrative expenses for the second quarter of 2002 increased 14.8% to $58.8 million from $51.2 million in the second quarter of 2001. On a year-to-date basis, American Modern’s commissions and other policy acquisition costs and operating and administrative expenses for the first six months of 2002 increased 15.7% to $121.5 million from $105.0 million for the same six-month period in 2001. These increases are due primarily to continued growth in earned premium and improved underwriting results, which increased contingent commission expense.

Property and Casualty Underwriting Results

       American Modern’s property and casualty operations generated pre-tax underwriting income (property and casualty insurance earned premium less incurred losses, commissions and operating expenses) of $0.6 million for the second quarter of 2002 compared to pre-tax underwriting loss of $(2.2) million in the same quarter in 2001. For the current quarter, American Modern’s combined ratio (ratio of losses and expenses as a percentage of earned premium) for its property and casualty business was 99.6% compared to 101.9% in the second quarter of 2001. Higher than normal fire losses added 1.4 percentage points to the second quarter 2002 combined ratio compared to 2.3 percentage points for the same quarter in 2001. Additionally, the discontinued commercial liability business added 0.2 percentage points to the combined ratio in the second quarter of 2002 compared to 0.8 percentage points for the same quarter in 2001. Excluding catastrophe losses, American Modern’s property and casualty combined ratio for the second quarter was 93.7% compared to 92.9% for the same quarter in 2001.

      On a year-to-date basis, American Modern’s property and casualty pre-tax underwriting income increased to $5.5 million in the first six months of 2002 from $1.2 million in the first six months of 2001. American Modern’s combined ratio for its property and casualty business was 98.0% for the first six months of 2002 compared to 99.5% for the same period in 2001. Higher than normal fire losses added 1.9 percentage points to the combined ratio in the first six months of 2002 compared to 2.9 percentage points for the same period for the first six months of 2002. The discontinued commercial liability business added 0.1 percentage points to the combined ratio for the first six months of 2002 compared to 0.9 percentage points for the same period in 2001. Excluding catastrophe losses, American Modern’s property and casualty combined ratio for the first six months of 2002 was 93.8% compared to 92.6% for the same period in 2001.

Transportation

       M/G Transport reported revenues for the second quarter of 2002 of $5.5 million compared to $7.9 million during the second quarter of 2001, a decrease of 30.4%. Pre-tax operating profits were $0.2 million during the current quarter compared to $0.1 million in the same quarter a year ago. On a year-to-date basis, revenues were $11.4 million compared to $17.6 million during the first six months of 2001, a decrease of 35.2%. Pre-tax operating profits were a loss of $(0.2) million during the first half of 2002 compared to an operating profit of $1.1 million during the comparable period in 2001. The declines in revenues and operating profits during the six-month period of 2002 were due primarily to a significant reduction in shipments from its largest revenue source. M/ G Transport is in the process of evaluating its revenue sources and believes its profits, if any, will be negligible for the remainder of 2002.

Review of Historical Results — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Insurance

General Overview of Insurance Operations and Insurance Premium

       American Modern’s gross written premium for the year ended December 31, 2001 increased 11.0% to $600.2 million from $540.7 million in 2000. Net earned premium for the year increased at a rate of 11.4% to $508.2 million from $456.1 million in 2000. This growth occurred despite on-going challenges within the manufactured housing industry, which resulted in a slight decrease in American Modern’s manufactured housing premium volume in 2001. Diversification of American Modern’s product offering was an important facet of 2001 growth performance, as was the continued diversification of its distribution channels. From a product diversification perspective, manufactured housing gross written premium represented 56.1% of all specialty insurance premium in 2001 compared to 62.6% in 2000. From a distribution channel perspective in 2001, American Modern experienced a 57.9% increase in gross written premium through the agency channel, which rose to 30.8% of the total in 2001 from 21.6% in 2000. That increase was driven by expanded and new relationships with leaders in the general agent marketplace, as well as significant premium conversion opportunities in the manufactured housing, motorsports and watercraft lines of business. Despite the positive contributions from a top-line perspective, American Modern’s contributions to our overall earnings for 2001 were somewhat depressed as a result of losses from commercial liability lines, a product line that American Modern decided to exit in September 2001, and higher-than-normal fire losses.

      The growth in gross written premium was due primarily to volume increases in the motorsports (motorcycle and snowmobile), dwelling fire, mortgage fire, recreational vehicle and credit life books of business. The most significant growth came from the motorsports book that was acquired from GuideOne Insurance Company in 2001 contributing $44.5 million in gross written premium in 2001 as compared to $6.4 million in the prior year. Mobile home and related gross written premium in 2001 of $336.5 million was comparable to 2000 levels of $338.6 million. The mobile home and related line of business has traditionally experienced a consistent level of growth. The static level of production from this product line in 2001, however, reflects an overall decline in the level of manufactured housing new home shipments in 2001 compared to 2000. Credit life gross written premium increased 12.5% to $44.7 million in 2001 from $39.7 million in 2000. This continued growth is primarily the result of an expansion of the credit life business with a large financial institution customer. Premium rate increases also contributed to American Modern’s overall gross premium growth, but to a lesser degree than volume increases. American Modern is also seeking premium rate increases in various states in 2002 as part of its operating strategy.

      Other Insurance Income (Fee Income)

       American Modern’s other insurance income decreased to $7.2 million in 2001 from $8.8 million in 2000. This decrease is primarily the result of the decline in American Modern’s warranty and loan facilitation businesses. Although third-party fee income decreased in 2001, gross written premium generated by American Modern’s insurance coverage tracking operations and insurance agencies increased 6.1% to $98.3 million in 2001.

      Insurance Investment Income and Realized Capital Gains

       American Modern’s net investment income (before taxes and excluding net realized capital gains and the impact of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities”) increased 9.8% to $33.8 million in 2001 from $30.8 million in 2000. The increase in investment income was primarily the result of the continued investment of the cash flow generated from underwriting and investment activities. On a cost basis, American Modern’s invested asset base (cash and investments) of $657.0 at December 31, 2001, increased $29.6 million from December 31, 2000.

      Excluding the impact of SFAS No. 133, American Modern’s after-tax net realized capital gains decreased to $0.6 million, $0.03 per share (diluted), in 2001, from $3.0 million, $0.16 per share

(diluted), in 2000. The impact of accounting for embedded options under SFAS No. 133, which we adopted on January 1, 2001, increased net realized investment gains on an after-tax basis by $0.7 million, $0.04 per share (diluted), in 2001.

      Insurance Losses and Loss Adjustment Expenses (LAE)

       Insurance losses and LAE increased 21.4% to $292.2 million in 2001 from $240.7 million in 2000. This increase was due to the continued growth in earned premium coupled with increases in fire-related losses, discontinued commercial liability losses and catastrophe losses. Higher than normal levels of fire losses added $11.0 million (pre-tax, before any estimated adjustments for contingent commissions) of additional loss costs in 2001 over 2000. Losses stemming from the discontinued commercial liability business were $3.0 million (pre-tax) higher in 2001 than in 2000 and the impact of catastrophes was $9.7 million (pre-tax) higher in 2001 compared to 2000.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

       Commissions, other policy acquisition costs and operating and administrative expenses increased 5.4% to $219.1 million in 2001 from $207.8 million in 2000. This increase is due primarily to the continued growth in earned premium and other insurance income coupled with a decrease in contingent commission expense due to a higher loss ratio in 2001 compared to 2000.

      Property and Casualty Underwriting Results

       American Modern’s property and casualty operations generated pre-tax underwriting income of $1.0 million in 2001 compared to $17.0 million in 2000. This resulted in a combined ratio of 99.8% in 2001 compared to 96.2% in 2000. Again, the largest contributors to these weaker results were higher than normal fire losses, discontinued commercial liability losses and higher levels of catastrophe losses. Higher than normal fire-related losses increased the combined ratio by 2.9 percentage points in 2001 compared to only 1.3 percentage points in 2000. Discontinued commercial liability losses contributed 2.3 percentage points to the combined ratio in 2001 compared to 1.9 percentage points in 2000. Catastrophe losses, which were lower than normal in both years, contributed 4.3 percentage points to the combined ratio in 2001 as compared to 2.6 percentage points in 2000.

Transportation

       Excluding a one-time pre-tax capital gain of $1.0 million from the sale of transportation equipment in 2000, transportation revenues increased 8.4% to $34.8 million in 2001 from $32.1 million in the prior year. Pre-tax operating profit (excluding capital gains) decreased to $1.7 million in 2001 from $2.8 million in 2000. The fluctuations in both revenue and operating profit are due to a change in shipping patterns to longer duration, and less profitable shipments in 2001 compared to 2000.

Review of Historical Results — Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Insurance

      Insurance Premium

       Gross written premium generated from American Modern’s property and casualty and life insurance subsidiaries for the year ended December 31, 2000 increased 9.6% to $540.7 million from $493.2 million in 1999. Earned premium for the year increased 13.7% to $456.1 million from

$401.0 million in 1999. The difference in growth rates between the gross written premium and earned premium is due primarily to the impact of multi-year policies generated in prior periods coupled with changes in the levels of premium ceded under a quota share reinsurance treaty.

      The growth in gross written premium is due to volume increases in manufactured home and related coverages premium, all other property and casualty specialty insurance products and credit life gross written premium. Manufactured home and related coverages gross written premium increased 4.4% to $338.6 million in 2000 from $324.4 million in 1999. This increase was achieved in spite of an approximate 30% decrease in manufactured housing shipments in 2000. Gross written premium of all other property and casualty specialty insurance products increased 10.0% to $162.4 million in 2000 from $147.7 million in 1999. Gross written credit life premium increased 87.7% to $39.7 million in 2000 from $21.2 million in 1999. Premium rate increases also contributed to American Modern’s overall gross premium growth, but to a lesser degree than volume increases.

      Other Insurance Income (Fee Income)

       American Modern’s other insurance income increased to $8.8 million in 2000 from $6.8 million in 1999. The increase is primarily the result of the growth of American Modern’s warranty, loan facilitation and agency fee businesses.

      Insurance Investment Income and Realized Capital Gains

       American Modern’s net investment income (before taxes and excluding net realized capital gains) increased 21.7% to $30.8 million in 2000 from $25.3 million in 1999. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting and investment activities coupled with a higher interest rate environment in 2000 compared to 1999. American Modern’s investment portfolio increased 13.6% to $693.1 million in market value at December 31, 2000. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities, investment income, net realized capital gains generated from the portfolio and a $7.4 million increase in the unrealized appreciation in the market value of securities held. The increase in unrealized appreciation was primarily the result of the unrealized appreciation in American Modern’s fixed income securities of $15.0 million and the increase in the market value of American Modern’s investment in the common stock of U.S. Bancorp. The market value of American Modern’s investment in U.S. Bancorp increased to $54.3 million as of December 31, 2000 from $49.3 million as of December 31, 1999. After-tax net realized capital gains increased to $3.0 million, $0.16 per share (diluted), in 2000, from $2.3 million, $0.12 cents per share (diluted), in 1999.

      Insurance Losses and Loss Adjustment Expenses (LAE)

       Insurance losses and LAE increased 17.8% to $240.7 million in 2000 from $204.4 million in 1999. This increase was due to the continued growth in earned premium plus increases in non-catastrophe weather related losses and fire-related losses. Catastrophe losses decreased in 2000 compared to 1999 with a catastrophe loss ratio of only 2.6% in 2000 compared to 5.6% in 1999. The overall after-tax impact of catastrophes was $7.4 million in 2000 as compared to $12.9 million in 1999.

      Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

       Commissions, other policy acquisition costs and operating and administrative expenses increased 14.9% to $207.8 million in 2000 from $180.8 million in 1999. This increase is due primarily to the continued growth in earned premium and other insurance income coupled with an increase in the commission ratio due to a change in a quota share reinsurance agreement.

      Property and Casualty Underwriting Results

       American Modern’s property and casualty operations generated pre-tax underwriting income of $17.0 million in 2000 compared to $22.1 million in 1999. This resulted in a combined ratio of 96.2% in 2000 compared to 94.4% in 1999. The reasons for the change in the combined ratio have been described above.

Transportation

       Transportation revenues increased 5.7% to $33.1 million in 2000 from $31.3 million in 1999. The increase was primarily due to increased demand for sugar and barite (a drilling mud used by offshore refineries) and to a one-time capital gain of $1.0 million from the sale of transportation equipment. Transportation’s pre-tax profit increased, excluding the capital gain of $1.0 million, from $1.8 million in 1999 to $2.8 million in 2000 due primarily to the increased revenues from the shipment of sugar and barite commodities and changes in the shipping patterns in 2000 when compared to 1999.

Corporate

       During 2000, we recorded a gain of $7.4 million from the curtailment and settlement of a portion of our pension plan. This gain was offset by excise taxes on the withdrawal of a portion of overfunded pension assets and by one-time expenses related to consulting agreements with retired executives. The net result of these transactions, exclusive of the excise tax, was included in the income statement as other operating and administrative expenses. The excise tax component was included in the Provision for federal income tax. The net impact of these transactions was a net after-tax charge to earnings in 2000 of approximately $200,000, or $0.01 per share (diluted). Effective April 1, 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified defined benefit pension plan and enroll in a qualified self-directed defined contribution retirement plan. All associates hired after this date are automatically enrolled in the self-directed plan. The qualified self-directed defined contribution plan involves a 5% company contribution for every dollar of qualified associate compensation. Accordingly, the pension cost associated with this plan is expected to increase as our salary and compensation expenses increase.

LIQUIDITY, CAPITAL RESOURCES AND CHANGES IN FINANCIAL CONDITION

Consolidated Operations

       We have certain obligations and commitments to make future payments under contracts. As of June 30, 2002 the aggregate obligations (excluding the $7.0 million of future commitments relating to barge acquisitions as discussed below) on a consolidated basis were:

		Payments Due by Period

		Less Than	2-5	After 5
	Total	1 Year	Years	Years

	(in thousands)
Long-term debt	$47,896	$1,483	$46,413	$—
Other notes payable	43,877	43,877	—	—
Annual commitments under non-cancelable leases	9,637	2,066	3,088	4,483

Total	$101,410	$47,426	$49,501	$4,483

      Other than the annual commitments under non-cancelable leases noted above, there are no other material off-balance sheet obligations or guarantees.

      Expenditures for acquisition of property plant and equipment amounted to $6.1 million for the six months ended June 30, 2002 and $2.3 million for the six months ended June 30, 2001. Our acquisitions of property plant and equipment totaled $9.7 million in 2001, $3.8 million in 2000 and $3.2 million in 1999. The amounts expended for our new mainframe computer and development costs capitalized in connection with the development of modernLINK®, our proprietary information systems and web enablement initiative, amounted to $3.0 million for the first six months of 2002, $2.4 million for the full year of 2001 and $1.1 million for the full year of 2000. The initiative is being designed, developed and implemented in periodic phases to ensure its cost effectiveness and functionality. We are approximately 24 months into the process, which we expect to be completed over the next 24 to 36 months. The current budget for this project calls for expenditures of $6.0 to $7.0 million annually over the next 24 to 36 months. However, actual costs may be more or less than what we estimate. The cost of the development and implementation is expected to be funded out of operating cash flow.

      On June 17, 2002, we announced a two-for-one stock split effective July 17, 2002. This stock split increased our common stock shares outstanding to 17.5 million shares as of June 30, 2002.

      On January 25, 2001 our Board of Directors approved an increase in the number of shares authorized under our share repurchase program from 1,000,000 shares to 2,000,000 shares on a post split basis. No shares were repurchased in the open market under our share repurchase program during the first half of 2002 and a total of 604,000 shares remain authorized for repurchase under terms of this authority. There were, however, certain stock repurchase transactions consummated in connection with our associate stock incentive programs during the first six months of 2002. On April 25, 2002, our Board of Directors approved a two-year extension to the share repurchase program that will run through the date of the Board’s second quarterly meeting in 2004. The resolution does not require us to repurchase our shares, but rather gives management discretion to make purchases based on market conditions and our capital requirements.

      We paid dividends to our shareholders of $1.5 million during the first six months of 2002, and $1.4 million during the first six months of 2001. We paid dividends of $2.8 million for the full year of 2001, $2.8 million for the full year of 2000 and $2.5 million for the full year of 1999.

      We expect that cash and other liquid investments, coupled with future operating cash flows, will be readily available to meet our operating cash requirements for the next 12 months.

Holding Company Operations

       Midland and American Modern are holding companies which rely primarily on dividends and management fees from subsidiaries to assist in servicing debt, paying operating expenses and paying dividends to the respective shareholders. The payment of dividends to these holding companies from American Modern’s insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on our or American Modern’s liquidity or our and American Modern’s ability to meet our respective long or short-term operating, financing or capital obligations.

      Midland has a commercial paper program under which corporations or qualified individuals can invest in the short-term unsecured notes of Midland. As of June 30, 2002, we had $7.9 million of commercial paper debt outstanding, $6.4 million of which represented notes held either directly or indirectly by our executive officers and directors. The effective yield paid to all participants in this program was 2.5% as of June 30, 2002. As of June 30, 2002, Midland also had $51.0 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates, of which $36.0 million was outstanding. These lines of credit contain minimal covenants and are typically drawn and repaid over periods ranging from two weeks to three months. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates and terms. These short-term borrowings increased $10.0 million from $26.0 million since December 31, 2001 due primarily to transactions related to associate incentive and awards programs, the funding of a short-term loan to an unrelated party, the payment of dividends to our shareholders and the payment of other operating and administrative expenses. Short-term borrowings decreased $13.0 million during 2001 from $39.0 million at December 31, 2000 due primarily to the receipt of $20.5 million in dividends and loan repayments from our subsidiaries offset by $6.8 million used to repurchase our common stock under the share repurchase program. We also have a mortgage obligation related to the financing of our corporate headquarters building. As of June 30, 2002, the outstanding balance of this mortgage was $16.8 million. This mortgage obligation includes normal and customary debt covenants for instruments of this type. Monthly principal and interest payments are required until maturity in December, 2005. The effective interest rate on this obligation is 6.9%.

Insurance

       American Modern generates cash inflows primarily from insurance premium, investment income, proceeds from the sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes, dividends and inter-company borrowings to us and the purchase of marketable securities. In each of the periods presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by our insurance subsidiaries are primarily property-related coverages that result in rapid claim payments.

      The market value of American Modern’s investment portfolio increased 3.2% from December 31, 2001, to $729.5 million at June 30, 2002. This increase in the market value of the investment portfolio was the result of the investment of cash flow from underwriting activities, investment income and net realized capital gains coupled with a $2.1 million increase in the unrealized appreciation in the market value of securities held. The increase in the unrealized appreciation was due to a $2.8 million increase in unrealized appreciation related to the fixed income portfolio offset by a $(0.7) million decrease in the unrealized appreciation related to the equity portfolio. American Modern’s largest equity holding,

2.3 million shares of U.S. Bancorp, increased to $54.5 million as of June 30, 2002 from $48.9 million as of December 31, 2001.

      The average maturity and duration of American Modern’s debt security investment portfolio as of June 30, 2002 was 6.1 years and 4.2 years, respectively, which management believes provides adequate asset/liability matching.

      The market value of American Modern’s investment portfolio increased 2.0% to $707.0 million in market value as of December 31, 2001, as compared to December 31, 2000. This increase in the market value of the investment portfolio was the result of the $27.7 million investment of cash flow from underwriting activities, investment income and net realized capital gains offset by a $13.1 million decrease in the unrealized appreciation in the market value of securities held. The decrease in the unrealized appreciation was due to the $19.4 million decrease in the market value of equity securities held within the portfolio offset by a $6.3 million increase in market value of the fixed income securities. The equity portfolio included the market value of the shares of U.S. Bancorp held by American Modern which decreased to $48.9 million as of December 31, 2001 from $54.3 million as of December 31, 2000.

      American Modern has a $60.0 million long-term credit facility available on a revolving basis at various rates. As of June 30, 2002, there was $30.0 million outstanding under these facilities. American Modern increased its borrowings under this credit facility from $20.0 million as of December 31, 2000 to $30.0 million as of December 31, 2001, and used the additional $10.0 million borrowing to reduce its indebtedness to Midland.

      During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30.0 million outstanding under American Modern’s long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. The fair value of this agreement as of June 30, 2002 was a negative $(0.6) million and is included in Other payables and accruals.

      Accounts receivable is primarily comprised of premium due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Approximately 63% of American Modern’s accounts receivables relate to premium due directly from policyholders as of June 30, 2002. Accounts receivable increased $16.7 million to $104.8 million as of June 30, 2002 due to the continued growth in insurance written and a $4.5 million short-term loan made to an unrelated third party. Accounts receivable increased in 2001 due primarily to the writing of multi-year insurance policies which are being remitted to American Modern over the term of the policy. American Modern’s receivable balance from its largest customer, Conseco Agency, Inc., decreased from $20.7 million as of December 31, 2001 to $16.1 million as of June 30, 2002. It has been reported that Conseco and certain of its subsidiaries have experienced significant financial problems.

      Reinsurance recoverables and prepaid reinsurance premium increased to $74.3 million at June 30, 2002 from $69.8 million at December 31, 2001. This increase was primarily due to an $11.8 million increase in ceded unearned premium offset by decreases in paid loss recoverables and ceded loss reserves since December 31, 2001. This fluctuation was due, in part, to the fact that American Modern experienced large growth in its credit life operation, which cedes a significant portion of its gross premium to reinsurers. The increase in reinsurance recoverables and prepaid reinsurance premium is not expected to have an impact on American Modern’s liquidity and capital resources.

      The increase in unearned insurance premium and insurance commissions payable since December 31, 2001 reflects the continued growth in insurance written. The decrease in other payables and accruals since December 31, 2001 reflects the timing of annual incentive payments and other operating costs.

      As of June 30, 2002, American Modern’s property and casualty statutory surplus was $228.5 million. As of December 31, 2001, American Modern’s property and casualty statutory surplus was $222.0 million resulting in a premium to surplus ratio of 2.4 times for the year ended December 31, 2001.

      Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern’s future operating requirements and to provide for reasonable dividends to Midland.

Transportation

       M/G Transport generates its cash inflows primarily from affreightment revenue. Its primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation subsidiaries is expected to remain sufficiently positive to meet future operating requirements.

      The transportation subsidiaries entered into a seven-year lease in 2000 and a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under these two operating leases over the next thirteen years will approximate $7.9 million. No other barges were leased or purchased during the first six months of 2002, or during the full years of 2001 and 2000. M/ G Transport has committed to acquire or lease 30 new barges during the first six months of 2003 at an approximate total cost of $7.0 million. This acquisition and any future acquisitions would likely be financed through a combination of internally generated funds, external borrowings or lease transactions. As of June 30, 2002, the transportation subsidiaries had $1.1 million of collateralized equipment obligations outstanding.

Other Matters

Comprehensive Income

       The only differences between our net income and comprehensive income is the net after-tax change in unrealized gains on marketable securities and the after-tax change in the fair value of the interest rate swap agreement. For the three- and six-month periods ended June 30, 2002 and 2001 and for the three years in the period ended December 31, 2001, such changes increased or (decreased), net of related income tax effects, by the following amounts:

	For the Three		For the Six
	Months		Months		For the Years
	Ended June 30,		Ended June 30,		Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	(in thousands)
Changes in:
Net unrealized capital gains	$1,098	$(1,574)	$1,488	$(4,497)	$(8,521)	$5,008	$(21,119)
Fair value of interest rate swap hedge	(552)	—	(392)	—	—	—	—

Total	$546	$(1,574)	$1,096	$(4,497)	$(8,521)	$5,008	$(21,119)

      For the six months ended June 30, 2002 and 2001, net unrealized gains in equity securities decreased (net of income tax effects) by $(0.4) million and $(7.7) million, respectively. For fixed income securities, the net unrealized gains increased by $1.9 million and $3.2 million, respectively, for the same time periods.

      For the years ended December 31, 2001, 2000 and 1999, such net unrealized gains in equity securities decreased (net of income tax effects) by $12.6 million, $4.8 million and $9.3 million, respectively. For fixed income securities, the net unrealized gains increased by $4.1 million and $9.8 million for the years ended December 31, 2001 and 2000, respectively, and decreased $11.8 million in the year 1999.

      Changes in net unrealized gains on marketable securities result from both market conditions and realized gains recognized in a reporting period. Changes in the after-tax fair value of the interest rate swap agreement are predicated on the current interest rate environment relative to the fixed rate of the swap agreement.

Critical Accounting Policies

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, loss reserves, reinsurance levels and valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

      Insurance Revenue and Expense Recognition

       Premium for physical damage and other property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premium are recognized as income over the lives of the policies using the mean method and the sum-of-the-digits method, respectively. American Modern generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premium are earned. Selling and administrative expenses that are not primarily related to premium written are expensed as incurred.

      Reserves for Insurance Losses

       American Modern’s reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported. While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, regularly review these liabilities and adjustments are made as necessary in the current period. These reserves are subject to unpredictable events such as weather patterns and other catastrophic losses. American Modern attempts to mitigate its risk to such events by diversifying the geographic areas covered and by reinsuring certain levels of risk with other insurance companies. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

      Reinsurance Risks

       By reinsuring certain levels and types of insurable risk with other insurance companies, American Modern limits its exposure to losses to that portion of the insurable risk it retains. However, if the reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders. American Modern regularly evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. We do not believe there is any significant concentration of credit risk arising from any single reinsurer. We expect that American Modern’s reinsurers will satisfy their obligations. As of June 30, 2002, American Modern was owed $1.9 million from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

      Intangible Assets (Goodwill)

       As required by SFAS No. 142, we ceased amortizing goodwill effective January 1, 2002; however, based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1.5 million (after-tax) was taken against income and is reported as Cumulative effect of change in accounting principle in the income statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 10-year period. The year-to-date income statement through June 30, 2001 includes an after-tax expense of $0.2 million regarding goodwill amortization. As of June 30, 2002, our remaining goodwill balance was $2.1 million and is included in Other assets.

      Special Purpose Vehicles or Off Balance Sheet Business Arrangements

       We do not utilize any special purpose financing vehicles or have any undisclosed off-balance sheet arrangements that we believe would materially affect our assets, liabilities or reported income.

Similarly, we hold no fair value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

Quantitative and Qualitative Disclosures About Market Risk

       Market risk is the risk that we will incur investment losses due to adverse changes in market rates and prices. Our market risk exposures are substantially related to American Modern’s investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows.

      Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern’s investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 4.2 year duration of American Modern’s fixed income portfolio as of June 30, 2002, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $579.5 million debt security portfolio by 4.2%, or $24.3 million.

      Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern’s equity exposure consists primarily of declines in the value of its equity security holdings. As of June 30, 2002, American Modern had approximately $150.0 million in equity holdings, including $54.5 million of U.S. Bancorp common stock. A 10% decrease in the market value of U.S. Bancorp’s common stock would decrease the fair value of its equity portfolio by approximately $5.5 million. As of June 30, 2002, the remainder of American Modern’s portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of 1.09. This means that, in general, if the S&P 500 Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by 10.9%.

      The active management of market risk is integral to American Modern’s operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

      During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30 million outstanding under American Modern’s long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. The fair value of this agreement as of June 30, 2002 was a negative $(0.6) million and is included in Other payables and accruals.

Impact of September 11, 2001

       We did not suffer direct adverse effects from the tragic events of September 11, 2001. The insurance products offered by American Modern are not the kind associated with that disaster. It is possible that a portion of the increase in American Modern’s reinsurance costs in 2002 is related to the events of September 11, 2001.

New Accounting Standards and Change in Accounting Principle

       The Financial Accounting Standards Board (FASB) issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” during 1998. SFAS No. 133, as amended by SFAS Nos. 137 and 138, became effective January 1, 2001. American Modern’s investment portfolio includes

$42.0 million of convertible securities, some of which contain embedded derivatives, as of June 30, 2002. The embedded conversion options are valued separately, and the change in market value of the embedded conversion options is reported in net realized investment gains. For the six months ended June 30, 2002 and 2001, American Modern recorded pre-tax gains on these securities of $0.3 million and $0.8 million, respectively. For the year ended December 31, 2001, American Modern recorded pre-tax gains on these securities of $1.1 million in accordance with the SFAS statements.

      On June 29, 2001, SFAS No. 141, “Business Combinations” was approved by the FASB. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We were required to implement SFAS No. 141 on July 1, 2001 and this statement had no impact on our consolidated financial position, results of operations or cash flows as we have made no business acquisitions since the implementation of SFAS No. 141. We have historically accounted for business combinations under the purchase method.

      On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As required by SFAS No. 142, we ceased amortizing goodwill effective January 1, 2002, however, based on the impairment test required by SFAS No. 142, a non-recurring charge of $1.5 million (after-tax) was taken against income in the quarter ended March 31, 2002, and is reported as Cumulative effect of change in accounting principle in the income statement. The June 30, 2001 income statement includes an after-tax expense of $0.2 million regarding goodwill amortization while the after-tax expense for the years 2001 and 2000 was $0.01 per share. As of June 30, 2002, our remaining goodwill balance was $2.1 million and is included in Other assets.

      In June 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” and issued in August 2001 SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We do not expect these standards to have a material effect on our consolidated financial position, results of operations or cash flows.

      On April 30, 2002, SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” was approved by the FASB. SFAS No. 145 rescinds prior accounting statements and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We do not expect this standard to have a material effect on our consolidated financial position, results of operations or cash flows.

Impact of Inflation

       We do not consider the impact of the change in prices due to inflation to be material in the analysis of our overall operations.

BUSINESS

General

       We are a highly focused provider of specialty property and casualty insurance products and services. We are a leading provider of insurance products and services to the manufactured housing market and also provide insurance products for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles and credit life and related products. We market our insurance products and services throughout the United States utilizing multiple distribution channels, including insurance agents, lenders, manufacturers, retailers, financial institutions and strategic alliance partners. Our fee-based operations provide fee revenue and generate significant incremental insurance premium.

      We sell our insurance products and services through our insurance holding company subsidiary, American Modern Insurance Group, which accounted for 94% of our 2001 revenue. American Modern is licensed to write insurance in all 50 states and the District of Columbia. A.M. Best Company, an independent company which rates the financial strength of insurance companies, has assigned American Modern’s property and casualty subsidiaries a group rating of “A+ (Superior)” and has given a rating of “A- (Excellent)” to American Modern’s credit life insurance companies. Our transportation subsidiary, M/G Transport, generated the remaining 6% of our 2001 revenue. M/G Transport operates a fleet of barges on the lower Mississippi river and its tributaries to transport commodity dry cargos.

Key Operating Principles

       We attribute American Modern’s consistent financial performance to our execution of, and commitment to, the following seven key operating principles:

      Focus on Specialized Products. American Modern targets specialized insurance market segments where other insurance carriers are generally less focused and where its expertise in the evaluation, pricing and servicing of specialized risks provides American Modern with a competitive advantage. American Modern has traditionally focused on providing property insurance products that are characterized by higher claim frequency and lower per claim costs. American Modern’s largest product line is insurance for the manufactured housing market. However, over the past 10 years, American Modern has reduced its dependency on the manufactured housing market by leveraging its knowledge of specialty insurance to introduce additional niche products. As a percentage of gross written premium, manufactured housing related products have decreased to 56.1% in 2001 from 65.8% in 1991. American Modern’s other specialty insurance products include coverage for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles, physical damage on long-haul trucks, extended service contracts and credit life related products as well as collateral protection and mortgage fire products sold to financial institutions and their customers.

Gross Written Premium

(net of cancellations, but prior to reinsurance ceded)

	For the Years Ended December 31,

	2001		2000		1999

	(dollars in thousands)
Property and Casualty
Manufactured housing	$336,534	56.1%	$338,552	62.6%	$324,380	65.8%
Motorcycle	39,589	6.6	6,355	1.2	—	0.0
Site-built dwelling	37,115	6.2	25,075	4.6	25,543	5.2
Collateral protection	23,248	3.9	22,906	4.2	23,438	4.8
Mortgage fire	19,721	3.3	14,067	2.6	10,268	2.1
Watercraft	18,760	3.1	15,499	2.9	17,409	3.5
Recreational vehicle	15,532	2.6	11,329	2.1	6,186	1.3
Extended service contracts	12,316	2.1	14,333	2.7	12,339	2.5
Long-haul truck	11,760	1.9	12,168	2.3	11,318	2.3
Commercial property	8,805	1.5	11,574	2.1	15,160	3.1
Snowmobile	4,897	0.8	—	0.0	—	0.0
Other	5,395	0.9	9,163	1.7	10,018	2.0
Discontinued lines	21,876	3.6	19,963	3.7	15,982	3.1

Total property and casualty written premium	$555,548	92.6%	$500,984	92.7%	$472,041	95.7%

Credit Life
Total credit life written premium	$44,685	7.4%	$39,736	7.3%	$21,169	4.3%

Total written premium	$600,233	100.0%	$540,720	100.0%	$493,210	100.0%

      The following is a description of American Modern’s insurance products:

•	Manufactured Housing. Policies that provide property damage coverage for individual owners of manufactured homes and their contents resulting from a broad range of perils including fire, wind, hail, lightning, floods and theft. Policies typically include limited liability coverage and are generally written for 12-month terms but can be written for 36- to 60-month terms.

•	Motorcycle, Watercraft, Snowmobile and Recreational Vehicle. Policies that provide property damage and limited liability coverages on motorcycles, boats and personal watercraft, snowmobiles and recreational vehicles.

•	Site-built Dwelling. Policies that insure lower-valued individual homes and one to four family properties. Coverage is similar to that contained in traditional homeowners policies but typically includes more limited property damage and liability coverages.

•	Collateral Protection. Policies placed through financial institutions and written to cover physical damage of uninsured manufactured housing units, automobiles or other collateral. Under the terms of most secured loans, the lender generally has the right to place insurance on its collateral if the borrower fails to maintain the required insurance.

•	Mortgage Fire. Policies placed through financial institutions written to provide protection to lenders against fire damage on homes and buildings uninsured by the borrower.

•	Extended Service Contracts. American Modern Home Service Company, a subsidiary of American Modern, offers extended service contracts to American Modern’s manufactured housing customers. Coverage typically resembles that offered by traditional home warranty contracts and includes items such as mechanicals, appliances and defects not already covered by the manufacturer’s warranty.

•	Long-haul Truck. Policies that provide physical damage coverage for long-haul trucks. These policies generally protect only against damage to the insured vehicle (i.e. the tractor) and do not insure against liability claims or insure the cargo or property of persons other than the insured.

•	Commercial Property. Commercial policies designed for manufactured housing dealerships. These policies provide property coverage for damage to a dealership’s inventory of manufactured homes resulting from fire, wind, hail, lightning, floods, theft or vandalism.

•	Credit Life and Other Credit Products. Policies that provide credit insurance to consumers who finance the purchase of personal property. Available coverages include credit life and credit accident and health. Each coverage provides either a total payoff of, or a monthly payment towards, an insured’s outstanding loan balance in the event of the covered occurrence.

•	Other Lines. Policies that provide limited liability on collector cars and commercial policies that provide property and liability coverages to recreational vehicle dealers.

•	Discontinued Lines. Principally includes commercial and general liability policies previously issued by American Modern on such programs as liability coverage provided to manufactured housing dealers and manufactured home park operators.

•	Excess and Surplus Lines. Through an alliance entered into in February 2002 with Bell & Clements, a London-based insurance brokerage firm, American Modern intends to provide specialty excess and surplus lines coverages throughout the United States. These coverages include both personal and commercial risks with an emphasis on property coverages.

      Fee-Based Products. Fee-based products include revenues from our Ameritrac® operation, our insurance agencies and our other service company operations. Ameritrac®, a business unit of American Modern, provides fee-based services that include the monitoring of loan and lease portfolios to ensure evidence of insurance and regulatory or flood determinations. Ameritrac® currently provides services to more than 20 financial institutions with over 2.6 million credit accounts on American Modern’s system. In addition to the fees collected, Ameritrac® also creates opportunities to generate premium for American Modern, including the placement of insurance on collateral that is not properly insured.

      Multiple Distribution Channels. American Modern uses multiple channels of distribution to market its specialty insurance products. This enables American Modern to segment its markets and design products targeted to selected risk classes within each market, enabling American Modern to more effectively diversify its risk exposure. Two key components of our distribution strategy include a continued focus on the agency channel and positioning our products as part of the original purchase or financing transaction with lenders, manufacturers and retailers.

      American Modern’s gross written premium (net of cancellations, but prior to reinsurance ceded) by American Modern’s channels of distribution for 2001, 2000 and 1999 were as follows:

	For the Years Ended December 31,

	2001		2000		1999

	(dollars in thousands)
Agency	$184,752	30.8%	$116,983	21.6%	$110,581	22.4%
Lender	164,109	27.3	171,666	31.7	149,748	30.4
Point of sale	133,608	22.3	140,024	25.9	146,410	29.7
Financial services	83,345	13.9	69,033	12.8	47,060	9.5
Strategic alliances	17,981	3.0	15,479	2.9	12,807	2.6
All other	16,438	2.7	27,535	5.1	26,604	5.4

Total	$600,233	100.0%	$540,720	100.0%	$493,210	100.0%

Agency. American Modern markets its personal lines products through retail, wholesale and specialty insurance agents. Retail agents write insurance policies directly with policyholders. Wholesale agents develop their business through their own networks of retail insurance agents and specialty agents generally specializing in marketing one product line.

Lender. American Modern markets its insurance products through financial institutions that regularly provide financing for products that American Modern insures. These financial institutions, which include banks and finance companies, typically own insurance agencies which, as a convenience to consumers, sell American Modern products as part of the overall lending process.

Point of Sale. American Modern markets its insurance products through manufactured housing dealers, vertically integrated manufacturers and specialty agents that offer insurance to purchasers of manufactured homes at the time of sale. American Modern believes that it enjoys a competitive advantage in point of sale distribution. Many purchasers of manufactured homes are attracted to dealers who can also arrange for the purchaser’s financing and insurance. We believe dealer agents prefer business partners who have extensive experience in this niche product and who offer supplemental services, including training. Due to its strong product line, high level of service and excellent training programs, American Modern has developed close working relationships with many dealer agents.

Financial Services. Banks and credit unions arrange the purchase of insurance products on behalf of the borrower to insure the collateral of the bank or credit union. If the borrower does not insure the collateral the lender has the right to secure insurance for the collateral and add the cost of the insurance to the loan balance. American Modern also markets a blanket collateral protection policy to banks and credit unions to cover any unidentified lapses in coverage in their loan portfolio. American Modern markets its collateral protection products to banks and credit unions through agents who specialize in this type of business. In addition, American Modern utilizes the financial services channel as its primary marketing channel for its credit life and accident and health products. These products are sold to borrowers through the banks and credit unions and generally provide either a total payoff of, or a monthly payment towards, an insured’s outstanding loan balance in the event of the covered occurrence.

Strategic Alliances. American Modern also provides its specialty products to policyholders of other insurance carriers via strategic alliances with standard multi-line insurance companies. Standard multi-line insurance companies view American Modern’s specialty product expertise as a way of meeting the specialty insurance needs of their policyholders. Commission arrange-

ments in this channel are typically structured so that only the portion of the total commission necessary to cover the producer’s out-of-pocket expenses is paid upfront. The remaining component of the total commission is paid retrospectively as it is determined by the ultimate profitability of the underlying book of business.

      Leverage Multiple Company Structure Across Distribution Channels. American Modern owns six property and casualty companies, two life companies, three agencies and three service companies. This multiple company structure provides the flexibility to tailor product offerings to policyholders or business partners through a variety of distribution channels. We believe that the product diversity and pricing flexibility achieved through this structure gives American Modern a competitive advantage in the specialty insurance markets.

      Consistent Underwriting Profit. American Modern has a highly disciplined approach to underwriting based on years of experience in specialty insurance. American Modern’s focus on the specialty product niches it serves has enabled it to develop a set of analytical tools and pricing models that enhance its profitability. These tools, combined with our experience, enable American Modern to design and price products with the goal of achieving a consistent underwriting profit. American Modern reviews the pricing of its products regularly to ensure its pricing is consistent with targeted profitability levels.

      American Modern uses the loss ratio and combined ratio measures to evaluate its underwriting profitability. The loss ratio is defined as net losses incurred and loss adjustment expenses as a percentage of net earned premium. The combined ratio is the ratio of net losses, loss adjustment, acquisition and operating expenses as a percentage of net earned premium. Generally, a combined ratio of less than 100% indicates an underwriting profit, while a combined ratio greater than 100% indicates an underwriting loss. American Modern’s ability to effectively manage its underwriting profitability has significantly contributed to its 95.9% average statutory combined ratio over the past 10 years compared to the industry average of 108.5%, as calculated using A.M. Best Company annual data.

      The following table lists combined ratios, on a statutory basis, for the periods indicated for American Modern and the property and casualty industry, as reported by A.M. Best Company:

	For the Years Ended December 31,

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

American Modern	99.4%	95.2%	93.4%	96.6%	94.2%	103.0%	94.7%	96.4%	92.7%	92.7%
Property and Casualty Industry	116.0	110.1	107.8	105.6	101.6	105.8	106.5	108.5	106.9	115.7

      Expert Claims Management. American Modern has invested substantial resources in its claims management infrastructure and in the training and development of its staff adjusters to provide policyholders with timely and accurate claims processing. American Modern currently employs over 250 full-time employees in its claims department, including more than 145 field claims adjusters located strategically throughout the United States. American Modern believes that the use of its in-house claims staff results in greater customer satisfaction and improved underwriting results compared to companies who rely upon independent adjusters unfamiliar with their specialized products. In 2001, in excess of 85% of American Modern’s claims were settled by its internal claims staff, with more than 84% of all claims settled within 30 days of notification and many paid upon the initial claim review. American Modern’s disciplined approach to the claims process has been a key contributor to the success of recent product diversification efforts.

      Reduce Earnings Volatility via Risk Management. Since the majority of American Modern’s specialty insurance business is related to physical damage exposures, weather, and in particular, weather-related catastrophes, our financial results can be materially impacted on a quarterly and annual basis. American Modern employs a variety of practices to monitor and manage its exposure to weather-related catastrophe losses. American Modern believes it is an industry leader in using sophisticated modeling software to monitor its exposure on a zip code, county, state, regional and country-wide basis. These techniques allow American Modern to manage its geographic concentration within high-risk areas such as coastal and adjacent counties. As an example, although Florida has the largest number of manufactured homes in the United States, American Modern has chosen to limit its exposure such that the state represented less than 4% of American Modern’s gross written premium in 2001. American Modern manages its reinsurance programs to reduce exposure on large individual risks and minimize the effect of catastrophe losses.

      Presented below for the year ended December 31, 2001 is a summary by state of American Modern’s property and casualty gross written premium (net of cancellations, but prior to reinsurance ceded):

	For the Year Ended	Percent of
	December 31, 2001	Total

	(dollars in thousands)
Texas	$61,515	11.1%
South Carolina	35,631	6.4
Alabama	34,159	6.1
Georgia	33,847	6.1
North Carolina	28,111	5.1
New York	24,066	4.3
Louisiana	23,306	4.2
Mississippi	22,661	4.1
Tennessee	21,267	3.8
Ohio	20,999	3.8
Oklahoma	19,725	3.6
Florida	18,873	3.4
California	18,020	3.2
Arkansas	17,032	3.0
Kentucky	16,415	3.0
Michigan	15,587	2.8
Missouri	13,790	2.5
Pennsylvania	13,300	2.4
Indiana	12,090	2.2
All other	105,154	18.9

Total	$555,548	100.0%

      Reinsurance. American Modern follows the customary industry practice of reinsuring a portion of its risks. Insurance is ceded principally to reduce American Modern’s exposure on large individual risks and to provide protection against large losses, including catastrophe losses. Although reinsurance does not legally discharge the ceding insurer from its primary obligation to pay the full amount of losses incurred under policies reinsured, it does render the reinsurer liable to the insurer to the extent provided by the terms of the reinsurance treaty. We believe American Modern’s reinsurers are financially sound and that they can meet their obligations to American Modern under the terms of the reinsurance treaties.

      Catastrophe reinsurance serves to protect the ceding insurer from significant aggregate losses arising from a single event, such as a hurricane, earthquake, windstorm, hailstorm, flood, tornado or other such extraordinary occurrence. American Modern’s property catastrophe reinsurance program for 2002 provides protection of $101.5 million in excess of a $7.0 million retention with an additional $1.5 million retention on the first $3.0 million of the program. American Modern, generally, retains 5% of all losses covered under the reinsurance program in excess of the deductible. American Modern maintains excess loss, quota share and facultative reinsurance agreements to manage other exposures.

      The property and casualty industry, including American Modern, has recently experienced increased reinsurance costs. Risks that American Modern insures are generally less affected by factors that have led to rising reinsurance costs, including actual and threatened terrorist attacks.

      Strategically Deploy Technology. We are investing in information technology as part of a carefully planned strategy to ensure that American Modern’s company-wide infrastructure is among the most advanced within the specialty insurance industry. Our relatively low average premium per policy requires that we be able to handle large volumes of small premium transactions in a highly effective manner. Through the modernLINK™ web-enablement initiative, American Modern will more efficiently meet the needs of its business partners and policyholders by allowing self-service opportunities over the Internet. This initiative is an enterprise-wide computer network that will tie American Modern’s internal systems directly to its sales and distribution partners via the Internet and will eventually include new programs to support its policy administration systems. The initiative is being designed, developed and implemented in phases to ensure its cost effectiveness and functionality. We are approximately 24 months into the process, which we expect to be completed over the next 24 to 36 months. Our current budget for this project calls for expenditures of $6.0 to $7.0 million annually over the next 24 to 36 months. Our cost of the development and implementation is expected to be funded out of operating cashflow.

Investment Portfolio

       American Modern manages its investment portfolio employing a balanced approach that is focused on maximizing both total return and current income, while maintaining safety, liquidity and portfolio diversification. This investment strategy approach is determined by an investment committee comprised of executive managers and senior level financial managers who formally meet quarterly. The investment committee, with the assistance of an outside consultant, is responsible for policy statement changes, establishing investment parameters and performance benchmarks, evaluating manager performance relative to such benchmarks, conducting manager searches and directing the asset allocation between various broad categories of securities (such as equities, investment grade fixed income securities, higher yielding fixed income securities or convertible securities). The investment committee also has the responsibility of overseeing a sub-committee that is directly responsible for the investment portfolio activities. In fulfilling its responsibility with regards to asset allocation, the investment committee must ascertain that the portfolio complies with state regulations that prescribe the type, quality and diversification of investments that may be made by insurance companies.

      The investment portfolio is generally managed by professional third party asset managers, with the exception of: the U.S. Bancorp equity holding discussed below, various municipal fixed income holdings held on deposit with individual states and short-term cash. The managers’ results are evaluated quarterly relative to pre-defined performance benchmarks. Managers typically have the authority to make investment decisions within the asset class they are responsible for managing.

      American Modern currently utilizes three fixed income managers, five equity managers and one convertible securities manager. As of June 30, 2002, these managers collectively managed portfolios with a market value of $609.7 million of the total $729.5 million.

      American Modern categorizes marketable securities as debt securities (cash equivalents, debt instruments, convertible debentures and preferred stocks having scheduled redemption provisions) and equity securities (common stocks, convertible preferred stock and preferred stocks that do not have mandatory redemption provisions). American Modern classifies all debt and equity securities as available-for-sale and reports such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders’ equity. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.

      The following table details the cost and fair market value of American Modern’s portfolio as of June 30, 2002:

			Percent of
	Cost	Fair Market Value	Fair Market Value

	(dollars in thousands)
Fixed income securities:
U.S. government	$70,876	$73,307	10.0%
Tax-exempt municipal	169,873	178,299	24.4
Corporate and other	223,361	225,962	31.0
Mortgage-backed and asset-backed	61,548	63,537	8.7
Short-term investments	30,289	30,289	4.2
Equity securities	101,631	149,350	20.5
Accrued interest and dividends	8,787	8,787	1.2

Total	$666,365	$729,531	100.0%

Fixed Income Securities

       Quality Ratings. The table set forth below reflects the quality ratings assigned to American Modern’s fixed income securities and short-term investments as of June 30, 2002:

		Percent of
Rating (1)	Fair Market Value	Fair Market Value

	(dollars in thousands)
AAA/Aaa	$294,407	50.8%
AA/Aa	127,900	22.1
A/A	75,032	12.9
BBB/Baa	49,472	8.6
All other	32,729	5.6

Total fixed income securities and short-term investments	$579,540	100.0%

(1)	Ratings are assigned by either Standard & Poor’s Corporation or by Moody’s Investor Service, Inc.

     Annualized Return — The table set forth below reflects the annualized return for American Modern’s fixed income securities and short-term investments:

	For the Six Months Ended
	June 30,				For the Years Ended December 31,

	2002		2001		2001	2000	1999

	(dollars in thousands)
Average fixed income investments (1)	$556,671		$525,525		$532,538	$503,603	$458,081
Net investment income (2)	14,774		16,324		30,046	28,701	24,103

Average yield	5.3	% (3)	6.2	% (3)	5.6%	5.7%	5.3%

Average pre-tax equivalent yield	6.1	% (3)	7.0	% (3)	6.4%	6.5%	6.1%

(1)	Average of the quarterly invested amounts stated at amortized cost.
(2)	Net investment income excludes dividend income, is net of all investment expenses and does not include net realized gains.
(3)	Annualized.

     Duration. Duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. As of June 30, 2002, American Modern’s fixed income securities had an average duration of 4.2 years.

Equity Securities

       American Modern’s current investment policy allows for the market value of its equity investment portfolio to be between 15% and 25% of the market value of American Modern’s total portfolio. As of June 30, 2002, equity investments represented 20.5% of the total market value of American Modern’s investment portfolio. American Modern has maintained a significant investment in the common stock of U.S. Bancorp through its predecessors. This holding was valued at $54.5 million as of June 30, 2002, and represented 36.3% of American Modern’s portfolio of equity securities and 7.5% of its total investment portfolio. The balance of American Modern’s equity investment portfolio is diversified primarily among domestic growth and value holdings through common and convertible preferred stock.

Property and Casualty Loss Reserves

       American Modern’s consolidated financial statements include the estimated liability, or reserves, for unpaid losses and loss adjustment expenses of its property and casualty insurance subsidiaries. The liability is presented net of amounts recoverable from salvage and subrogation and includes amounts recoverable from reinsurance for which receivables are recognized.

      American Modern establishes reserves for losses that have been reported to American Modern and certain legal expenses on the “case basis” method. American Modern estimates claims incurred but not reported and other adjustment expenses using statistical procedures. American Modern accrues salvage and subrogation recoveries using the “case basis” method for large claims and statistical procedures for smaller claims.

      American Modern’s objective is to set reserves that are adequate; that is, the amounts originally recorded as reserves should at least equal the amounts ultimately expected to be required to settle losses. American Modern’s reserves reflect its best estimates of the total ultimate cost of claims that have been incurred but have not yet been paid. The estimates are based on past claims experience and reflect current claims trends as well as social, legal and economic conditions, including inflation. The reserves are not discounted.

      American Modern reviews its loss and loss adjustment expense reserve development on a regular basis to determine whether the reserving assumptions and methods are appropriate. Reserves initially determined are compared to the amounts ultimately paid. American Modern regularly makes statistical estimates of the projected amounts necessary to settle outstanding claims, compares these estimates to the recorded reserves and adjusts the reserves, as necessary. The adjustments are reflected in current operations.

      There are no material differences between the loss and loss adjustment expense liability reported in our consolidated financial statements in accordance with generally accepted accounting principles and that reported in our annual statements filed with state insurance departments in accordance with statutory accounting practices.

      The following table provides an analysis of changes in American Modern’s loss and loss adjustment expense reserves for 2001, 2000 and 1999, net of reinsurance amounts. Based on the information available, operations were credited $4.2 million, $7.0 million, and $10.2 million during and at the end of 2001, 2000, and 1999, respectively, as a result of a decrease in the estimated amounts needed to settle prior years’ claims. Such reserve adjustments, which affected results of current operations during each of the years, resulted from developed losses from prior years being different than were anticipated when the liability for losses and loss adjustment expense were originally estimated. Those development trends have been considered in establishing the current year liabilities.

	2001	2000	1999

	(dollars in thousands)
Balance as of January 1	$111,742	$113,439	$108,697
Less reinsurance recoverables	16,720	24,114	20,430

Net balance as of January 1	$95,022	$89,325	$88,267

Incurred related to:
Current year	$291,502	$242,689	$211,066
Prior years	(4,179)	(6,952)	(10,178)

Total incurred	$287,323	$235,737	$200,888

Paid related to:
Current year	$226,853	$186,498	$159,045
Prior years	52,634	43,542	40,785

Total paid	$279,487	$230,040	$199,830

Net balance as of:
December 31	$102,858	$95,022	$89,325
Plus reinsurance recoverables	19,309	16,720	24,114

Balance as of December 31	$122,167	$111,742	$113,439

Analysis of Loss and Loss Adjustment Expense Reserve Development

       The next table presents the development of the estimated liability related to unpaid policy losses for the ten years prior to 2001. The top line of the table illustrates the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date at the end of each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expense for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to American Modern.

      The upper portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate was increased or decreased as more information became known about the frequency and severity of claims for individual years. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

      The table shows the cumulative redundancy (deficiency) developed with respect to the previously recorded liability for all years as of the end of 2001. For example, American Modern’s 1994 reserve of $37.5 million has been re-estimated as of year-end 2001 to be $31.1 million, indicating a redundancy of $6.4 million.

      The middle portion of the table shows the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year. For example, as of December 31, 2001, American Modern had paid $30.9 million of the currently estimated $31.1 million of losses and loss adjustment expense that have been incurred as of the end of 1994; thus, an estimated $.14 million of losses incurred as of the end of 1994 remain unpaid as of the current financial statement date.

      The lower portion of the table shows the reinsurance recoverable and the re-estimated amount of reinsurance recoverable and the resulting gross liabilities.

      In using this information, it should be noted that this table does not present accident or policy year development data that readers may be more accustomed to analyzing. Each amount in each column includes amounts applicable to the year over the column and all prior years. For example, the amounts included in the 1993 column include amounts related to 1993 and all prior years.

Analysis of Loss and Loss Adjustment Expense Development

	For the Years Ended December 31,

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	(dollars in thousands)
Reserve for unpaid losses, net of reinsurance	$19,089	$20,405	$27,744	$37,481	$47,712	$64,784	$81,901	$88,267	$89,325	$95,022	$102,858
Net reserve re-estimated as of:
One year later	$17,160	$18,425	$25,668	$30,134	$51,483	$70,014	$79,781	$78,089	$82,373	$90,843
Two years later	15,699	18,451	22,686	32,074	53,467	67,310	77,148	77,774	80,928
Three years later	15,202	16,871	21,154	31,880	52,418	66,442	76,110	76,477
Four years later	14,497	16,616	20,966	31,734	51,688	66,060	76,620
Five years later	14,393	16,505	20,688	31,155	51,087	65,674
Six years later	14,373	16,445	20,629	31,130	51,298
Seven years later	14,361	16,441	20,962	31,113
Eight years later	14,354	16,542	20,913
Nine years later	14,414	16,488
Ten years later	14,414
Net cumulative redundancy (deficiency)	$4,675	$3,917	$6,831	$6,368	$(3,586)	$(890)	$5,281	$11,790	$8,397	$4,179

Net cumulative amount of reserve paid through:
One year later	$10,937	$11,730	$9,684	$19,040	$31,471	$37,307	$42,795	$40,785	$43,532	$52,634
Two years later	12,685	14,397	18,445	26,471	41,785	51,461	57,677	55,959	57,381
Three years later	13,588	15,923	19,930	29,237	47,434	58,716	65,610	63,511
Four years later	14,171	16,312	20,427	30,425	49,596	61,913	69,376
Five years later	14,307	16,381	20,558	30,770	50,051	63,728
Six years later	14,331	16,420	20,598	30,846	50,685
Seven years later	14,356	16,435	20,953	30,971
Eight years later	14,354	16,542	20,968
Nine years later	14,414	16,540
Ten years later	14,414
Net reserve — December 31			$27,744	$37,481	$47,712	$64,784	$81,901	$88,267	$89,325	$95,022	$102,858
Reinsurance recoverables			6,220	14,597	13,785	24,208	26,433	20,430	24,114	16,720	19,309

Gross reserve — December 31			$33,964	$52,078	$61,497	$88,992	$108,334	$108,697	$113,439	$111,742	$122,167

Net re-estimated reserve			$20,913	$31,113	$51,298	$65,674	$76,620	$76,477	$80,928	$90,843
Re-estimated reinsurance			4,689	12,117	14,821	24,541	24,729	17,701	21,847	15,985

Gross re-estimated reserve			$25,602	$43,230	$66,119	$90,215	$101,349	$94,178	$102,775	$106,828

Gross cumulative redundancy (deficiency)				$8,362	$8,848	$(4,622)	$(1,223)	$6,985	$14,519	$10,664	$4,914

Government Regulation

       American Modern’s insurance subsidiaries are subject to regulation and supervision by state insurance regulatory agencies in all jurisdictions in which they transact insurance business. Such regulation and supervision relates to, among other things, capital and surplus requirements, solvency standards, payments of dividends to shareholders, licensing to permit the transaction of business, licensing of agents, policy form and rate regulation, deposits of securities, methods of computing reserves and investment standards and diversification. These regulations are intended primarily to protect policyholders rather than shareholders. American Modern’s subsidiaries also are required to file detailed annual and other reports with the regulatory agencies in each of the states in which they do business, and their business and accounts are subject to examination at any time by such agencies. Under insurance statutes and procedures established by the National Association of Insurance Commissioners, American Modern’s insurance subsidiaries are examined periodically by one or more state supervisory agencies for both financial condition and market conduct practices. We have instituted comprehensive compliance programs with the goal of minimizing legal and enforcement activity by, among others, state insurance regulatory agencies. Over the past five years, the aggregate total of all fines and penalties assessed by state insurance regulatory agencies against American Modern’s insurance subsidiaries as a result of the market conduct of those subsidiaries has been immaterial.

      The insurance laws of most states generally provide that all property and casualty insurance companies that do business in these states must belong to a statutory property and casualty guaranty association. The purpose of these guaranty associations is to protect policyholders by requiring solvent property and casualty insurance companies to pay certain insurance claims of insolvent insurers. The rules of such guaranty associations assess insurers proportionately to such insurer’s share of voluntary premium written in the given state in order to pay these claims. While most guaranty associations provide a procedure for recoupment of assessments through rate increases, rate surcharges or premium tax credits, there is no assurance that insurers will recover these assessments, and the time value of money becomes a cost to the insurer assessed. American Modern’s share of these assessments is not expected to have a material impact on the business or operating results of American Modern’s insurance subsidiaries.

      Many states have formed statutory residual market associations or plans to write certain higher risk property and casualty insurance. These associations cover such risks as wind and water in coastal areas and assigned risk for automobile. By statute, each private insurer writing voluntary business of the type written under the residual market plans in the state must be a member of these associations and, depending on the plan, may be required to accept certain of these risks and also may be required to participate in the profit or loss of the association or plan. Exposures under these plans are higher than voluntary writings because the plans accept higher risk business, and rates charged for this business are often lower than actuarially required due to political influence of the governmental agency operating these plans.

      Insurers also are required by the states to provide coverage to insureds who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. The rules of the programs in each state govern how involuntary risks are shared by companies that operate voluntarily in those states. Generally, the involuntary risks are shared on a pro-rata basis by the companies that underwrite similar risks voluntarily in the applicable state.

      In recent years, increased scrutiny of state-regulated insurer solvency requirements by certain members of the United States Congress resulted in the National Association of Insurance Commission-

ers developing industry minimum risk-based capital requirements and establishing a formal state accreditation process designed to more closely regulate solvency, minimize the diversity of approved statutory accounting and actuarial practices and increase the annual statutory statement disclosure requirements. Risk-based capital formulas are designed to identify an insurer’s minimum capital requirements based upon the inherent risks (e.g., asset default, credit and underwriting) of its operations. In addition to the minimum capital requirements, risk-based capital formula and related regulations identify various levels of the capital adequacy and corresponding actions that the state insurance departments should initiate. Based on 2001 results, all of American Modern’s insurance subsidiaries exceed the minimum applicable risk-based capital calculations.

      Various states have enacted laws that require registration and periodic reporting by insurance companies that are members of holding company systems. Midland’s insurance subsidiaries are subject to such legislation and are registered under such statutes where required. Typically, this legislation requires (1) disclosure of all material members of the holding company system, (2) approval by the appropriate insurance commissioner of certain acquisitions and mergers, (3) disclosure and regulation of certain intra-system transactions that also are subject to certain standards and (4) advance notice of proposed extraordinary dividends or other large distributions that also are subject to disapproval by the appropriate insurance commissioner. Under the terms of applicable state insurance statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of Midland’s outstanding voting securities would be required to obtain prior regulatory approval.

      Several states have enacted laws designed to prohibit or limit the ability to sell single premium credit life insurance in connection with residential real estate financings. Changes in federal regulations, effective in October, 2002, have the result of imposing additional disclosure requirements in connection with single credit life insurance products. As a result, lenders will most likely change to either monthly credit life insurance or other debt protection type products payable on a monthly basis. As a result, American Modern will most likely experience a decrease in its total credit life insurance premium volume written in the fourth quarter of 2002 and 2003.

      The federal government also has the power to regulate the insurance industry if the various states fail to regulate it. Except in a few limited areas, the federal government has not exercised its power. The United States Congress has considered the issue of federal regulation of certain aspects of the insurance industry, and it is possible that it may adopt federal legislation in the future. Although Congress has not passed laws regarding the regulation of insurance, fair housing activists, including private advocacy groups, the United States Department of Housing and Urban Development, the Office of Fair Housing and Equal Opportunity and the United States Department of Justice, have taken steps to limit or attack the use of certain risk-based methods for underwriting and pricing homeowners’ insurance under the Federal Fair Housing Act, even though the act does not apply to insurers by its terms. Such activity has increased over the past several years. Recent efforts to challenge risk-based insurance practices have been facilitated through the legal concept of “disparate impact,” which asserts that a policy or practice based on race-neutral criteria may nevertheless constitute illegal discrimination if it has a disproportionate adverse impact on minorities. If these activities are successful, this could result in less variation in rates according to individual risks and a higher average premium for most risks to subsidize high loss groups of customers. Despite activists’ efforts, the United States Congress, in its 1997 and 1998 Appropriations Bill, included a statement reaffirming that regulating property insurance was not intended to be covered by the Fair Housing Act, prohibited the Department of Housing and Urban Development from using funds for insurance regulatory activities and limited the funds that could be used for grants to private advocacy groups for actions under the Fair Housing Act.

      In November 1999, Congress enacted changes to the laws governing banks and bank holding companies, primarily through the Gramm-Leach-Bliley Act, generally permitting certain well-managed and well-capitalized bank holding companies to engage in insurance underwriting and permitting banks to engage in insurance agency activities. We anticipate that such changes will lead to further competition in the insurance industry. As part of the same law, Congress imposed obligations on all financial institutions, including insurance companies, to preserve and protect the security and confidentiality of the non-public personal information of their customers. Congress further required such organizations to provide annual notices to their customers of their policies with respect to the sharing of non-personal information and prohibited such sharing unless the customers were given an opportunity to “opt out” of such sharing. As to insurance companies, such requirements are generally enforced by state insurance commissioners. Many states have considered additional restrictions on the use and sharing of personal information obtained by companies on their individual customers.

      Congress and various states are constantly considering modifications to the laws governing the operations of insurance companies. Given the uncertainty as to the nature of any such laws that may be enacted, we cannot predict the impact of such laws on our operations.

Transportation Operations

       M/G Transport charters barges and brokers freight for the movement of commodities on the inland waterways of the United States, primarily on the lower Mississippi River and its tributaries. The products carried vary depending on customer demand but generally include petroleum coke, ores, barite, fertilizers, sugar and other dry cargos.

      This operation relies exclusively on readily available hired towing, which creates a great deal of flexibility while eliminating the operational concerns associated with owning a tow boat fleet. As of June 30, 2002, M/G Transport operated a fleet of 250 barges, which includes 180 owned barges and 70 barges controlled through operating leases. The average age of the owned barges is approximately 12.5 years.

      Recently, M/G Transport’s revenues and operating profits have been declining. This decline is due to a significant reduction in shipments from its largest revenue source. M/G Transport is in the process of reconfiguring its revenue sources and believes its profits will be negligible, if any, for the remainder of 2002.

	As of and For the
	Six Months Ended
	June 30,		As of and For the Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data and ratios)
M/G Transport’s Operations:
Net revenues	$11,411	$17,554	$34,826	$33,119	$31,327	$33,059	$34,933
Net income (loss)	(140)	697	1,079	1,809	1,169	2,994	3,126
Total assets	24,901	25,135	24,952	27,412	30,564	39,167	42,914
Shareholders’ equity	10,369	10,425	10,509	9,728	10,919	18,749	18,783

Employees

       As of June 30, 2002, we had approximately 1,100 employees. None of our employees are covered by a collective bargaining agreement. We have not experienced any work stoppages or slowdowns in our current businesses, and we consider our relationship with our employees to be good.

Facilities

       We own our 275,000 square-foot headquarters facility in Amelia, Ohio, located east of Cincinnati. Our insurance subsidiaries also lease office space in Montgomery, Alabama; Atlanta, Georgia; St. Louis, Missouri; Grand Rapids, Michigan; Des Moines, Iowa, and M/ G Transport leases offices in Metairie, Louisiana.

MANAGEMENT

Executive Officers and Directors

       The following table sets forth information concerning our directors and executive officers as of July 17, 2002:

Name	Age	Position

J. P. Hayden, III (1)	49	Chairman of the Board and Chief Operating Officer
John W. Hayden (1)	45	President, Chief Executive Officer and Director
John I. Von Lehman	49	Executive Vice President, Chief Financial Officer, Secretary and Director
Paul T. Brizzolara	44	Executive Vice President, Chief Legal Officer and Assistant Secretary
Elisabeth E. Baldock	43	Vice President Human Resources/Learning and Development
Paul F. Gelter	46	Vice President
W. Todd Gray	34	Treasurer
James E. Bushman (1)(2)(3)	57	Director
James H. Carey (2)(3)	70	Director
Michael J. Conaton (1)	68	Director
Jerry A. Grundhofer (4)	57	Director
J. P. Hayden, Jr. (1)	72	Chairman of the Executive Committee of the Board of Directors and Director
Robert W. Hayden	64	Director
William T. Hayden (4)	48	Director
William J. Keating, Jr. (3)	48	Director
John R. LaBar	70	Director
David B. O’Maley (3)(4)	56	Director
John M. O’Mara (1)(2)	74	Director
Glenn E. Schembechler (2)	73	Director
Francis Marie Thrailkill, OSU Ed.D. (4)	64	Director

(1)	Executive Committee Member

(2)	Audit Committee Member

(3)	Compensation Committee Member

(4)	Governance Committee Member

     Joseph P. Hayden, III. Mr. Hayden has served as a Director of Midland since 1989. Mr. Hayden’s current term as a Director expires in 2003. Mr. Hayden is Chairman of the Board of Directors and Chief Operating Officer of Midland. Mr. Hayden also serves as Chairman and Chief Executive Officer of M/G Transport. Mr. Hayden has served in various capacities for Midland and its subsidiaries with progressively increasing responsibilities since 1975.

      John W. Hayden. Mr. Hayden has served as a Director of Midland since 1991. Mr. Hayden’s term as a Director expires in 2005. Since 1998, Mr. Hayden has been the Chief Executive Officer and President of Midland. In addition, Mr. Hayden serves as the Chairman, Chief Executive Officer and President of American Modern. Before assuming his current responsibilities, Mr. Hayden was a Senior Executive Vice President of Midland and Vice Chairman of American Modern. Mr. Hayden has served in various capacities for Midland and its subsidiaries with progressively increasing responsibilities since 1981. Mr. Hayden is a Director of Ohio National Financial Services, Inc. and The Ohio National Life Insurance Company. Mr. Hayden also serves on the Cincinnati Advisory Board of U.S. Bancorp.

      John I. Von Lehman. Mr. Von Lehman has served as a Director of Midland since 1991. Mr. Von Lehman’s term as a Director expires in 2004. Mr. Von Lehman is Executive Vice President, Chief Financial Officer and Secretary of Midland. Mr. Von Lehman has served Midland in various capacities with progressively increasing responsibilities since 1980.

      Paul T. Brizzolara. Mr. Brizzolara is Executive Vice President, Chief Legal Officer and Assistant Secretary of Midland. Mr. Brizzolara has served Midland in various capacities with progressively increasing responsibilities since 1982.

      Elisabeth E. Baldock. Ms. Baldock has been Vice President of Human Resources/ Learning and Development of Midland since October 2000. In addition, since September 2000, she has served as Senior Vice President of American Modern. Ms. Baldock has been employed by Midland since 1999. Prior to 1999, Ms. Baldock was an independent human resources consultant, was a Vice President, Human Resource Development, of Catholic Healthcare Partners and served as a consultant with Hay Management Consultants.

      Paul F. Gelter. Mr. Gelter has been Vice President of Midland since June 2002. In addition, since June 2002, he has served as Senior Vice President of American Modern. Prior to joining Midland, Mr. Gelter was President of PFG Consulting LLC and was a Partner with Andersen Consulting (now Accenture).

      W. Todd Gray. Mr. Gray has been Treasurer of Midland since 1997. Mr. Gray joined Midland in 1994 and served as Internal Audit Manager and then as Assistant Treasurer. Prior to joining Midland, Mr. Gray was employed by Deloitte & Touche LLP.

      James E. Bushman. Mr. Bushman has served as a Director of Midland since 1997. Mr. Bushman’s term as a Director expires in 2005. Mr. Bushman is the President and Chief Executive Officer of Cast-Fab Technologies, Inc. and has served in those capacities for over ten years. Mr. Bushman is a Director of Ohio National Fund, Inc., One Fund, Inc. and The Dow Target Variable Fund, LLC.

      James H. Carey. Mr. Carey has served as a Director of Midland since 1971. Mr. Carey’s term as a Director expires in 2005. Mr. Carey currently serves as a corporate director and advisor and has served as the Managing Director of Briarcliff Financial Associates since 1991. Mr. Carey currently serves as a Director of Airborne Freight Corporation. Mr. Carey formerly served as the Chief Executive Officer of National Capital Benefits Corporation and as the President and Chief Executive Officer of the Berkshire Bank.

      Michael J. Conaton. Mr. Conaton has served as a Director of Midland since 1969. Mr. Conaton’s term as a Director expires in 2003. From April 1998 until April 2000, Mr. Conaton served as an officer of Midland in his capacity as Vice Chairman and from 1988 until April 1998, as President of Midland. Mr. Conaton has served Midland in various capacities since 1961.

      Jerry A. Grundhofer. Mr. Grundhofer has served as a Director of Midland since 1998. Mr. Grundhofer’s term as a Director expires in 2003. Mr. Grundhofer is the President and Chief Executive Officer of U.S. Bancorp. Prior to its merger with U.S. Bancorp, Mr. Grundhofer served as the Chairman of the Board, President and Chief Executive Officer of Firstar Corporation (and its predecessor(s)) since 1993. Mr. Grundhofer is also a Director of Ecolab, Inc., Ohio National Financial Services, Inc. and Ohio National Life Insurance Company.

      J.P. Hayden, Jr. Mr. Hayden has served as a Director of Midland since 1961. Mr. Hayden’s current term as a Director expires in 2004. From April 1998 until April 2000, Mr. Hayden served as an officer of Midland in his capacity as Chairman of the Executive Committee of the Board of Directors. From 1980 through April 1998, Mr. Hayden served as the Chairman of the Board and Chief Executive Officer of Midland and from 1960 through 1979 as President of Midland. Mr. Hayden has served Midland and its subsidiaries in various capacities since 1950. Between 1973 and 2002, Mr. Hayden served as a Director of U.S. Bancorp (or its predecessor(s)).

      Robert W. Hayden. Mr. Hayden has served as a Director of Midland since 1968. Mr. Hayden’s term as a Director expires in 2005. Mr. Hayden retired in 1999 as a Vice President of Midland. Mr. Hayden served Midland and its subsidiaries in various other capacities from 1960 until his retirement.

      William T. Hayden. Mr. Hayden has served as a Director of Midland since 1994. Mr. Hayden’s current term as a Director expires in 2004. Mr. Hayden is a partner of the law firm of Katz, Teller, Brant & Hild in Cincinnati, Ohio and has served in this capacity since 2001. Prior to that, Mr. Hayden was an attorney in private practice for over five years and was formerly a partner of the law firm of Cohen, Todd, Kite & Stanford in Cincinnati, Ohio. Mr. Hayden is also a Director of Center Bank and a member of its Loan Committee.

      William J. Keating, Jr. Mr. Keating has served as a Director of Midland since 2001. Mr. Keating’s term as a Director expires in 2003. Mr. Keating is a partner at Keating, Muething & Klekamp, P.L.L, a law firm in Cincinnati, Ohio, and has served in that capacity for over 10 years.

      John R. LaBar. Mr. LaBar has served as a Director of Midland since 1963. Mr. LaBar’s term as a Director expires in 2003. Mr. LaBar retired as Vice President and Secretary of Midland effective December 31, 1998. Mr. LaBar served Midland and its subsidiaries in various capacities from 1953 until his retirement.

      David B. O’Maley. Mr. O’Maley has served as a Director of Midland since 1998. Mr. O’Maley’s term as a Director expires in 2005. Mr. O’Maley is Chairman of the Board, President and Chief Executive Officer of Ohio National Mutual Holdings, Inc., Ohio National Financial Services, Inc., The Ohio National Life Insurance Company and various affiliates and has served in those capacities since 1994. Mr. O’Maley has also been a Director of U.S. Bancorp (or its predecessor(s)) since 1995 and is a Director of KGO Development, Inc.

      John M. O’Mara. Mr. O’Mara has served as a Director of Midland since 1983. Mr. O’Mara’s term as a Director expires in 2004. Since 1990, Mr. O’Mara has served as a financial consultant, has provided general business advice to corporations and has acted as a consultant to parties in leveraged buy-out transactions. Prior to 1990, Mr. O’Mara was Chairman and Chief Executive Officer of Global Natural Resources, Inc. Mr. O’Mara is a Director of Baldwin & Lyons, Inc.

      Glenn E. Schembechler. Mr. Schembechler has served as a Director of Midland since 1981. Mr. Schembechler’s term as a Director expires in 2004. Mr. Schembechler is a Professor Emeritus at the University of Michigan. Mr. Schembechler served as President of the Detroit Tigers Baseball Club from 1990 to 1992 and served as Athletic Director and Head Football Coach at the University of Michigan until 1990. Mr. Schembechler is also a Director of Riddell Sports, Inc.

      Francis Marie Thrailkill, OSU Ed.D. Sister Thrailkill has served as a Director of Midland since 2001. Sister Thrailkill’s term as a Director expires in 2004. Sister Thrailkill is President of the College of Mount St. Joseph in Cincinnati, Ohio and has served in this capacity since 1987. Previously, Sister Thrailkill was President of Springfield College in Illinois. Sister Thrailkill also serves on the Cincinnati Advisory Board of U.S. Bancorp.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

       The following table sets forth certain information known to us with respect to beneficial ownership of our common stock by members of the Hayden and LaBar families, Michael J. Conaton, who was our former president and is a selling shareholder in this offering, and all other directors and executive officers as a group as of July 1, 2002 and as adjusted to give effect to the sale of common stock in this offering. For more information regarding the selling shareholders, see the section of this prospectus entitled “Selling Shareholders” appearing on the following page.

	Shares Owned

	Pre-Offering			Post-Offering
			Shares to be
	No. of		Sold in the	No. of
Name	Shares	Percent	Offering	Shares	Percent

Hayden family holdings
J.P. Hayden, Jr. family (1)	5,525,848	31.5%	150,000	5,375,848	27.5%
Robert W. Hayden family (2)	2,319,583	13.2%	140,000	2,179,583	11.2%

Total Hayden family	7,845,431	44.7%	290,000	7,555,431	38.7%
LaBar family holdings
John R. LaBar family (3)	1,971,450	11.2%	100,000	1,871,450	9.6%
Mary L. Thul family (4)	499,182	2.9%	—	499,182	2.5%

Total LaBar family	2,470,632	14.1%	100,000	2,370,632	12.1%
Total Hayden & LaBar families	10,316,063	58.8%	390,000	9,928,062	50.8%
Michael J. Conaton (5)	260,969	1.5%	60,000	200,969	1.0%
All Directors and Executive Officers as a group (excluding members of the Hayden and LaBar families and Mr. Conaton) (6)	160,007	.9%	—	160,007	.8%

Total selling shareholder shares to be sold in this Offering			450,000		1.9%

(1)	Includes shares beneficially owned by J.P. Hayden, Jr. and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons (including the Hayden Family Trust). Does not include a total of 92,182 shares that may be acquired upon exercise of options within 60 days of July 1, 2002 by such persons.

(2)	Includes shares beneficially owned by Robert W. Hayden and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 15,200 shares that may be acquired upon exercise of options within 60 days of July 1, 2002 by such persons.

(3)	Includes shares beneficially owned by John R. LaBar and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 15,200 shares that may be acquired upon exercise of options within 60 days of July 1, 2002 by such persons.

(4)	Includes shares beneficially owned by Mary L. Thul and shares beneficially owned by her spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons.

(5)	Does not include 20,200 shares that may be acquired through the exercise of options within 60 days of July 1, 2002.

(6)	Does not include 160,425 shares that may be acquired through the exercise of options within 60 days of July 1, 2002 by such persons.

Selling Shareholders

       The following table sets forth certain information known to us with respect to beneficial ownership of our common stock by the selling shareholders as of July 1, 2002 and as adjusted to give effect to the sale of common stock in this offering by each selling shareholder. The selling shareholders will bear none of the expenses of this offering other than the underwriting commissions applicable to the shares to be sold by them.

	Shares Owned

	Pre-Offering			Post-Offering
			Shares to be
	Number of		Sold in the	Number of
Name	Shares	Percent	Offering	Shares	Percent

Joseph P. Hayden, Jr. (1)	2,198,188	12.5%	100,000	2,098,188	10.7%
Robert W. Hayden (2)	1,234,060	7.0	100,000	1,134,060	5.8
John R. LaBar (3)	992,606	5.7	100,000	892,606	4.6
Thomas R. Hayden (4)	266,150	1.5	50,000	216,150	1.1
Robert W. Hayden Trust FBO Robert W. Hayden, Jr. DTD 8/20/84, Robert W. Hayden, Trustee	92,076	*	40,000	52,076	*
Michael J. Conaton (5)	260,969	1.5	60,000	200,969	1.0

Total selling shareholder shares to be sold in this Offering			450,000

*	Less than 1%

(1)	The shares to be sold are owned of record by Joseph P. Hayden, Jr. Includes shares over which his spouse has voting and investment power. Mr. Hayden’s shares do not include 20,200 shares that may be acquired upon exercise of options within 60 days of July 1, 2002. Excludes 77,412 shares over which Mr. Hayden has voting or investment control and 482,230 shares held in trust for which he has sole voting power only.

(2)	The shares to be sold are owned of record by the R. Hayden Investments Limited Partnership of which Mr. Hayden is the sole general and limited partner. Mr. Hayden’s shares do not include 15,200 shares that may be acquired through the exercise of options within 60 days of July 1, 2002. Excludes 875,220 shares held by Mr. Hayden as trustee for the benefit of immediate family members.

(3)	70,000 of the shares to be sold are owned directly by John R. LaBar and the remaining 30,000 shares to be sold are owned of record by the J. Rees LaBar Living Trust DTD 11/17/93 of which John R. LaBar is sole trustee. Mr. LaBar’s shares do not include 15,200 shares that may be acquired through the exercise of options within 60 days of July 1, 2002. Excludes 113,000 shares over which his spouse has sole voting or investment control and 70,428 shares held in trust for which he has sole voting and investment control.

(4)	10,000 of the shares to be sold are owned directly by Thomas R. Hayden and the remaining 40,000 shares to be sold are owned of record by the Thomas R. Hayden Marital Trust, of which Thomas R. Hayden is sole trustee. Mr. Hayden’s shares do not include 1,383 shares that may be acquired upon exercise of options within 60 days of July 1, 2002. Excludes 11,962 shares held by his spouse and 121,084 shares held in trust over which Mr. Hayden has shared voting and investment control. With regard to those shares that he has shared voting and investment control, 37,368 shares are held in trust as co-trustee with William T. Hayden and 83,716 are held in trust as co-trustee with Joseph P. Hayden III and John W. Hayden.

(5)	The 60,000 shares to be sold are held of record by the Margaret A. Conaton Trust for which Mr. Conaton serves as sole trustee. Mr. Conaton’s shares do not include 20,200 shares that may be acquired through the exercise of options within 60 days of July 1, 2002.

DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 40,000,000 shares of common stock, without par value, and 1,000,000 shares of undesignated preferred stock. The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Code of Regulations which are incorporated by reference into this prospectus and by provisions of Ohio law.

Common Stock

       As of June 30, 2002, we had 8,770,233 shares of common stock outstanding, all of which are fully paid, validly issued and non-assessable. Taking into account the two-for-one stock split effective July 17, 2002, we had 17,540,466 shares outstanding as of July 17, 2002.

      Cumulative voting rights will be afforded to holders of our common stock at any shareholders meeting held for the election of directors, if properly requested by a shareholder. To request cumulative voting, a shareholder must give a timely written notice to our president, a vice president or secretary that such shareholder desires that the voting for directors at a particular meeting be cumulative. If we give notice of the shareholders meeting at least 10 days prior to the meeting, a shareholder’s notice of a desire for cumulative voting is timely if given at least 48 hours before the time fixed for the shareholders meeting. If we give notice of the meeting less than 10 days in advance, a shareholder’s cumulative voting notice is timely if given within 24 hours of the time fixed for the meeting. If notice is properly given, the chairman, secretary or the requesting shareholder will announce the availability of cumulative voting at the meeting.

      Subject to preferences granted to holders of preferred stock, holders of common stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. See the section of this prospectus entitled “Price Range of Common Stock and Dividends” on page 19.

      In the event of liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after payment of our liabilities and any preferred stock liquidation preferences.

      Our shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other of our securities.

      Our common stock does not have any redemption or sinking fund provisions.

      The affirmative vote of a majority of all outstanding shares of common stock is required to amend our Articles of Incorporation and to approve mergers, consolidations and similar transactions, except as discussed below under “—Provisions Affecting Business Combinations.”

Preferred Stock

       We have authorized 1,000,000 shares of preferred stock which may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as our board of directors may determine without any approval of shareholders. Our Board of Directors could give the preferred stock rights which would adversely affect the holders of common stock including preferences with respect to dividend and liquidation rights. The issuance of preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of Midland.

Provisions Affecting Business Combinations

       Chapter 1704 of the Ohio Revised Code regulates business combinations and other transactions involving “interested shareholders” of “issuing public corporations.” An interested shareholder under Chapter 1704 is, in general, a person who directly or indirectly, whether alone or with others, may exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors, after taking into account all of that person’s beneficially owned shares that are not currently outstanding. We are an issuing public corporation under Chapter 1704. Chapter 1704 may be viewed as having an anti-takeover effect. The statute, in general, prohibits an issuing public corporation from entering into a Chapter 1704 Transaction with an interested shareholder, or any entity which is or would be after the transaction an affiliate of an interested shareholder, for at least three years following the date on which the interested shareholder attains such 10% ownership without the approval of the Board of Directors of the corporation. As a result, one significant effect of Chapter 1704 is to cause a person or entity desiring to become an interested shareholder to negotiate with the Board of directors of a corporation prior to becoming an interested shareholder. A Chapter 1704 Transaction is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three year period, a Chapter 1704 Transaction with the interested shareholder is permitted under certain circumstances.

      Also, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of our voting power (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of our total voting power and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, our officers and our Directors who are also employees.

      Section 1707.043 of the Ohio Revised Code provides generally that any profit realized from the disposition of any equity securities of an Ohio corporation by a person who, within 18 months before the disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the corporation, inures to and is recoverable by the corporation. However, a corporation will have no rights to profits made by a person who is determined by a court of competent jurisdiction to have made such proposal or disclosure with the sole purpose of succeeding in acquiring control of the corporation and having reasonable grounds for believing that such person would acquire control of the corporation. In general, a corporation will also have no rights to profits where the person was not acting with the purpose of affecting market trading and the person’s actions did not have a material effect on the price or volume of market trading in the equity securities.

      Our Code of Regulations provides that our Board of Directors must consist of not less than three members and must be divided into three classes. Currently, we have 16 members of the board divided into three classes. Five directors will serve until the annual meeting of 2005, six directors will serve until the annual meeting of 2004 and five directors will serve until the annual meeting of 2003.

      Special meetings of the shareholders may be called by our chairman, president or vice president, a majority of our Board of Directors or by the holders of at least 40% of our voting shares.

      While we believe that these provisions are in our shareholders’ best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because the overall effect may be to render more difficult the removal of incumbent directors and management or the assumption of effective control by other persons.

Liability of Directors and Executive Officers

       Under Ohio law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, executive officers. Ohio law has codified the traditional business judgment rule. Ohio law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

      Further, Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation’s shareholders, other factors such as the interests of the corporation’s employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of the corporation and the shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

      Directors of Ohio corporations are, unless the corporation’s articles or regulations otherwise provide, liable to the corporation for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

      Our Code of Regulations provides that we will indemnify directors and officers to the fullest extent provided by applicable Ohio law as currently exists or may be broadened by amendment. In addition, our Code of Regulations provides that in certain circumstances, we will advance to officers and directors, funds for expenses, liabilities and loss actually and reasonably incurred or suffered in connection with defending pending or threatened suits.

Transfer Agent and Registrar

       The registrar and transfer agent for our common stock is Fifth Third Bank.

UNDERWRITING

       Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom McDonald Investments Inc. is acting as representative, have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders have agreed to sell to each of the underwriters, the number of shares of common stock set forth opposite their respective names:

Number
Underwriters	of Shares

McDonald Investments Inc.
Cochran, Caronia Securities, LLC
SunTrust Capital Markets, Inc.

Total	2,450,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may sell some of the shares to dealers at the public offering price less a concession not to exceed $        per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $        per share to certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

      We have granted the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 300,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that the representatives exercise this option, each of the underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage of shares as the number of shares of common stock to be purchased by each of them shown in the table above, bears to the 2,450,000 shares of common stock offered hereby.

      The following table summarizes the compensation and estimated expenses we will pay in connection with this offering:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts paid by selling shareholders	$	$	$	$

      In connection with the offering, we, our executive officers, directors and the selling shareholders have agreed that, during a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of McDonald Investments Inc., directly or indirectly, issue, sell, offer to sell, contract to sell, solicit on offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock; except that, we and the selling shareholders may issue and sell the shares of common stock to be issued in the offering, and we may grant options under our stock option plans and issue shares of common stock upon the exercise of our stock options.

      We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      In connection with the offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are reduced to a price below the passive market maker’s bid, such bid does not have to be lowered until certain purchase limits are exceeded.

      The underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing which could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time without notice. The underwriters are not required to engage in any of these activities. The underwriters make no representations or prediction as to whether they will engage in these types of activities or as to the direction or magnitude of any effect that these activities may have on the price of our common stock.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

      Keybank National Association, an affiliate of McDonald Investments, Inc. is a lender to American Modern under a $12 million revolving credit facility that matures in December, 2005, of which $6 million is currently outstanding. Keybank also provides a $6 million uncommitted line of credit to Midland, which is currently undrawn. In addition, Keybank previously managed 401(k) assets for Midland but has recently exited this business. McDonald Investments Inc. also acts as a broker for us with respect to transactions in our investment portfolio from time to time.

      McDonald Investments Inc. and SunTrust Capital Markets, Inc. are market makers in our common stock. SunTrust Capital Markets, Inc. also facilitated a corporate share repurchase program for us in 1999, 2000 and 2001.

      Cochran, Caronia & Co., an affiliate of Cochran, Caronia Securities LLC, has been paid fees totaling $100,000 from November 1, 2000 through June 30, 2002 on a consulting basis to assist us in assessing potential financial and strategic alternatives. Cochran, Caronia & Co. may provide these or other services to us in the future.

      In addition to relationships described above, the underwriters and certain of their affiliates have performed investment banking, advisory, general financing and commercial banking services for us and our subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business.

LEGAL MATTERS

       Certain legal matters in connection with the offering will be passed upon for us and the selling shareholders by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP.

EXPERTS

       The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in its reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited condensed interim financial information for the periods ended March 31, 2002 and 2001 and June 30, 2002 and 2001 which is incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in its reports included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on Deloitte & Touche’s report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited condensed interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information.

      The following documents are incorporated by reference in this prospectus:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed March 15, 2002 (provided that the “Letter to the Shareholders” on pages two to five of the Annual Report to Shareholders contained in such document is specifically not incorporated by reference herein);

(b) Our Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2002 and June 30, 2002, filed on May 7, 2002 and July 17, 2002, respectively; and

(c) The description of common stock included in our registration statement on Form 8-A, filed May 27, 1999 (file no. 000-26199).

      All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents.

      We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the following address or telephone number:

John I. Von Lehman
Executive Vice President, Chief Financial Officer
and Secretary
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607
(513) 943-7100

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any other information or any different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

      You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

2,450,000 Shares

The Midland Company

Common Stock

PROSPECTUS

McDonald Investments Inc.

Cochran, Caronia & Co.
SunTrust Robinson Humphrey

                                 , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution.

       The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by Midland. Underwriting discounts and commissions are being paid by Midland and the selling shareholders based on the number of shares sold by each.

Securities and Exchange Commission registration fee	$
NASD filing fee
Printing and engraving costs
Legal fees and expenses
Accounting fees and expenses
Blue sky filing fees and expenses
Transfer Agent and Registrar fees and expenses
Miscellaneous expenses

TOTAL	$

Item 15.      Indemnification of Directors and Officers.

       Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

      The Registrant’s Code of Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law. Under the Code of Regulations, each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Registrant or that, being or having been such a director or officer of the Registrant, he or she is or was serving at the request of executive officer of the Registrant as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, partner, employee or agent, shall be indemnified and held harmless by the Registrant to the fullest extent permitted by the General Corporation Law of Ohio, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

      The Registrant maintains director and officer liability insurance which provides coverage against certain liabilities.

Item 16.      Exhibits.

Exhibit No.	Description

*1	Form of Underwriting Agreement
3.1	Articles of Incorporation (incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 1998)
3.2	Amended and Restated Code of Regulations (incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2000)
5	Opinion of Keating, Muething & Klekamp, P.L.L. as to legality of the Common Stock
15	Letter regarding unaudited interim financial information
23.1	Consent of Independent Auditors
23.2	Consent of Keating, Muething & Klekamp, P.L.L. (Contained on Exhibit 5)
24	Powers of Attorney (contained on the signature page)

*	To be filed by amendment.

Item 17.      Undertakings.

       The undersigned Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) That: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Amelia, State of Ohio, on the 17th day of July, 2002.

The Midland Company

By:	/s/ J. P. HAYDEN, III

J. P. Hayden, III
Chairman of the Board and
Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. The persons whose names appear with an asterisk (*) below hereby designate J. P. Hayden III and John W. Hayden, or either of them, as attorney-in-fact to sign all amendments including any post-effective amendments to this Registration Statement as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933.

Signature	Capacity	Date

/s/ J.P. HAYDEN, III *J.P. Hayden, III	Chairman of the Board of Directors and Chief Operating Officer (principal executive officer)	July 17, 2002

/s/ JOHN W. HAYDEN *John W. Hayden	President, Chief Executive Officer, and Director	July 17, 2002

/s/ J.P. HAYDEN, JR. *J.P. Hayden, Jr.	Chairman of the Executive Committee of the Board and Director	July 17, 2002

/s/ JOHN I. VON LEHMAN *John I. Von Lehman	Executive Vice President, Chief Financial Officer, Secretary and Director (principal financial and accounting officer)	July 17, 2002

/s/ JAMES E. BUSHMAN *James E. Bushman	Director	July 17, 2002

*James H. Carey	Director	July 17, 2002

/s/ MICHAEL J. CONATON *Michael J. Conaton	Director	July 17, 2002

Signature	Capacity	Date

*Jerry A. Grundhofer	Director	July 17, 2002

*Robert W. Hayden	Director	July 17, 2002

/s/ WILLIAM T. HAYDEN *William T. Hayden	Director	July 17, 2002

/s/ WILLIAM J. KEATING, JR. *William J. Keating, Jr.	Director	July 17, 2002

/s/ JOHN R. LABAR *John R. LaBar	Director	July 17, 2002

/s/ DAVID B. O’MALEY *David B. O’Maley	Director	July 17, 2002

*John M. O’Mara	Director	July 17, 2002

*Glenn E. Schembechler	Director	July 17, 2002

*Francis Marie Thrailkill, OSU Ed.D	Director	July 17, 2002